NEWALTA

Better ways to manage waste

07028118

November 12, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
NOV 13 2007
185
PROCESSING SECTION

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 7, 2007;
2. Interim Report for the three months ended September 30, 2007 including interim financial statements and Management's Discussion and Analysis;
3. Form 52-109 F2 - Certification of Interim Filings – CEO;
4. Form 52-109 F2 - Certification of Interim Filings – CFO;
5. Short Form Prospectus dated November 9, 2007;
6. Consent Letter from Stikeman Elliott LLP dated November 9, 2007;
7. Consent Letter from Bennett Jones LLP dated November 9, 2007; and
8. Consent Letter from Deloitte & Touche LLP dated November 9, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
NOV 23 2007
THOMSON
FINANCIAL

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz

Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE

FOR IMMEDIATE RELEASE
TSX Trading Symbol: NAL.UN

NEWALTA'S THIRD QUARTER RESULTS DEMONSTRATE CONTINUED MOMENTUM

CALGARY, Alberta, Canada, November 7, 2007 – **Newalta Income Fund** ("Newalta" or the "Fund") today announced financial results for the three and nine months ended September 30, 2007.

"Results for the third quarter were consistent with our expectations given market conditions in the areas in which we operate across Canada," said Al Cadotte, President and CEO of Newalta. "Overall, our operations showed strengthened performance over both the first and second quarters of this year. Compared to the first quarter, revenue increased 13% and net margin was up by 11%. We expect this momentum of improvement to continue through the fourth quarter.

"The outlook for the remainder of 2007 and for 2008 is positive in spite of the challenging environment for our drill site services in western Canada. By the end of 2007, we will have invested approximately $200 million to grow our existing operations and acquire complementary businesses. We expect these investments to drive growth in the months ahead.

"We will continue to grow our business, strengthen our organization and diversify our cash flow through balanced investments in organic growth and acquisitions."

Financial Results and Highlights for the three and nine months ended September 30, 2007:

- For the three and nine months ended September 30, 2007, revenue improved 11% and 14% to $133.4 million and $362.8 million respectively, compared to 2006.
- Net earnings of $17.9 million and EBITDA[(1)] of $29.0 million decreased 11% and 17%, respectively for the third quarter, compared to 2006. Year-to-date, net earnings and EBITDA, were down 38% and 24%, respectively, to $37.6 million and $69.8 million. Compared to Q2 of 2007, EBITDA increased 87%, and when compared to Q1 2007, EBITDA improved by 15%.
- In the Western division ("Western"), compared to the third quarter of last year, revenue was flat and net margin[(1)] was down 19%. Revenue increased over the first quarter of 2007 by 5% while net margin remained flat. Drilling rig and service rig utilization rates for the third quarter of 2007 remained at 10 year lows at 38% and 55%, respectively. Management has carried out a cost reduction program in the Drill Site business consistent with expected lower activity levels in western Canada into 2008.
- The performance of the Eastern division ("Eastern") in the third quarter continued to be consistent with management's expectations. Revenue was up 61% and net margin increased 34% compared to the same period in 2006. For the first nine months of 2007, revenue and net margin increased 78% and 47%, respectively. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first nine months of 2007 came from the contributions of acquisitions completed in the second half of 2006 in Québec and Atlantic Canada. The outlook for Eastern is positive as internal growth projects of $20.0 million that have been initiated in 2007 should begin to contribute in the fourth quarter of 2007 and 2008.
- SG&A expenses in the third quarter were 10.2% of revenue at $13.5 million, compared to 9.3% last year. The increase is attributable to strengthening the organization for future growth and acquisitions completed. Management's objective for SG&A remains to maintain these expenses at 10%, or less, of revenue for the year.
- Funds from operations[(1)] decreased 26% in the third quarter and 31% on a year-to-date basis to $24.9 million and $59.6 million. The decline was mainly attributable to the continued reduced natural gas drilling activity levels in Western.

- Cash distributed[1] to unitholders in the third quarter was consistent with the same period in 2006 at $19.2 million. On a year-to-date basis, cash distributed increased by 22% to $67.2 million driven by the increase in the number of trust units outstanding and higher monthly distributions from January to April compared to 2006. Distributions were increased in May of 2006 to $0.185 per unit per month. In 2007, investments of almost $200.0 million will have been made with the anticipated effect of driving increased cash flow in 2008. In spite of reduced performance in 2007, distributions have been maintained.

- Maintenance capital expenditures[1] in the quarter were $5.3 million or 34% lower than the third quarter in 2006. Growth capital expenditures in the quarter were $22.5 million compared to $16.6 million in 2006. For the year, maintenance capital expenditures are expected to total approximately $20.0 million, while growth capital expenditures are expected to be approximately $100.0 million.

- On October 16, 2007, Eastern acquired the operating assets of Montréal, Québec-based Nova Pb Inc. ("Nova Pb") for a total purchase price of $55.5 million, comprised of $45.5 million in cash with the balance paid through the issuance of 510,690 Trust Units. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest. Nova Pb operates Canada's largest integrated lead battery recycling facility located on a 20 hectare (50 acre) site just outside Montréal. The Nova Pb facility has two kilns which are used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. This facility, if operating at full capacity, has the ability to process up to 200,000 tonnes of used batteries and produce up to 100,000 tonnes of recycled lead per year. Nova Pb employs 115 full-time people and is a leading supplier of custom lead alloys to manufacturers of automotive and industrial batteries.

- In 2007, Newalta continued an aggressive acquisition program to establish a greater presence its core markets. Including the acquisition of Nova Pb, the combined investment in acquisitions was $93.1 million. Acquisitions and growth capital investments completed in 2007 were funded through debt. In early October, management took steps to diversify its debt composition and maturities to include an amended two-year credit facility with borrowing capacity of up to $425.0 million (previously $280.0 million) and an offering to issue $100.0 million in 7.0% convertible unsecured subordinated debentures.

- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 2.57:1 and working capital of 1.92:1.

- On a trailing twelve–month basis at September 30, 2007, the return on capital, excluding SG&A allocations, was 28% for Western and 16% for Eastern. Newalta's corporate three-year average return on capital at September 30, 2007 was 23%.

- Newalta entered into an amended credit agreement on October 12, 2007 which provides for a $425.0 million extendible revolving credit facility which will be used to fund growth capital expenditures, for general corporate purposes and for the issuance of financial security to third parties. As at September 30, 2007, Newalta's unused capacity on its credit facility was approximately $204.7 million, net of outstanding letters of credit in the amount of $40.1 million, and after giving effect to the Nova Pb acquisition and applying the net proceeds of the convertible debenture issue.

- On October 22, 2007, Newalta announced the offering of $100.0 million of convertible unsecured subordinated debentures on a bought deal basis. The offering is expected to close on or about November 16, 2007. The debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the debentures. The net proceeds of the offering will be used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital and will not reduce the total amount of funds available under the new amended credit facility. In addition, the underwriters of the debentures have the option to purchase up to an additional $15.0 million in debentures within thirty days of the closing.

- Newalta completed an equity financing on January 26, 2007 through the issuance of 3.0 million trust units at $26.10 per unit for total gross proceeds of $78.3 million ($74.1 million net) the proceeds of which were used to repay outstanding indebtedness incurred to fund acquisitions and growth capital completed in 2006.

- In the third quarter of 2007, the implementation of the new SAP information system in the Western division was successfully completed. The implementation of the system in eastern Canada is expected to be completed by the end of the first half of 2008. The implementation of the SAP system across Canada will provide Newalta with a solid platform for the future growth of the business.
- The specified investment flow-through ("SIFT") legislation, first announced on October 31, 2006, has been enacted. These rules will impose a tax at the trust level on distributions of certain income from a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to holders of trust units of a SIFT. The new distribution tax will apply to Newalta commencing in 2011 assuming Newalta does not exceed "normal growth" prior to that date and distributions that have been subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for holders of trust units of a SIFT. There was no immediate impact on the Fund's interim consolidated financial statements.
- On October 25, 2007, the Alberta government announced a plan to restructure the royalty regime in Alberta. While Newalta is not directly affected by this plan, management believes that Western will be impacted by the effect such royalty regime has on its oil and gas producing customers in Alberta. Many customer projects were put on hold in September and October until guidance was provided by the government on the royalty review program. Management is currently reviewing the anticipated effects that the new royalty regime may have on its customers and reviewing new information as it becomes available.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q3 2007	Q3 2006	% Increase (Decrease)	YTD 2007	YTD 2006	% Increase (Decrease)
Revenue	**133,358**	120,297	11	**362,789**	318,543	14
Net earnings	**17,893**	20,136	(11)	**37,576**	60,209	(38)
per unit ($), basic	**0.44**	0.55	(20)	**0.94**	1.73	(46)
per unit ($), diluted	**0.43**	0.54	(20)	**0.93**	1.71	(46)
per unit ($) – continuing operations	**0.44**	0.55	(20)	**0.94**	1.68	(44)
per unit ($) – discontinued operations	-	-	-	-	0.05	(100)
EBITDA[1]	**28,980**	35,099	(17)	**69,771**	91,922	(24)
Trailing 12 month EBITDA	**n/a**	n/a	n/a	**98,209**	117,318	(16)
Trailing 12 month EBITDA – continuing ops.	**n/a**	n/a	n/a	**98,209**	115,662	(15)
Funds from operations[1]	**24,873**	33,758	(26)	**59,560**	86,023	(31)
per unit ($)	**0.61**	0.92	(34)	**1.49**	2.47	(40)
per unit ($) – continuing operations	**0.61**	0.92	(34)	**1.49**	2.45	(40)
per unit ($) – discontinued operations	-	-	-	-	0.02	(100)
Maintenance capital expenditures	**5,257**	7,970	(34)	**11,008**	16,142	(32)
Distributions declared	**22,526**	20,405	10	**67,188**	55,463	21
per unit – ($)	**0.56**	0.56	-	**1.67**	1.59	5
Cash distributed[1]	**19,211**	19,080	1	**56,918**	46,809	22
Growth and acquisition capital expenditures	**34,080**	33,681	1	**93,567**	202,380	(54)
Weighted average units outstanding (000s)	**40,579**	36,734	10	**40,056**	34,774	15
Total units outstanding (000s)	**40,643**	36,799	10	**40,643**	36,799	10
Trading price – high	**25.92**	33.65	(23)	**28.25**	33.80	(16)
Trading price – low	**18.57**	33.08	(44)	**18.57**	26.25	(29)
Average daily trading volume	**125,262**	79,298	58	**144,667**	98,268	47

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Thursday, November 8, 2007 at 11:00 a.m. (EST) to discuss the Fund's performance for the three and nine months ended September 30, 2007. To participate in the teleconference, please call 1-800-733-7560 or 416-644-3426. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, November 15, 2007, by dialing 1-877-289-8525 and using the pass code 21252636#.

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Executive Vice President & CFO
Phone: (403) 806-7020

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2007	2006	2007	2006
Net earnings[1]	17,893	20,136	37,576	60,209
Add back (deduct):				
Current income taxes	209	103	872	319
Future income taxes[1]	(3,578)	4,607	(6,470)	1,811
Interest expense	3,632	1,378	8,570	5,241
Interest revenue	(42)	-	(656)	-
Amortization and accretion[1]	10,866	8,875	29,879	24,342
EBITDA	28,980	35,099	69,771	91,922

[(1)]Includes related amounts from discontinued operations for the 2006 periods. See note 4 to the consolidated interim financial statements for the breakdown for the three and nine months ended September 30, 2006.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2007	2006	2007	2006
Cash from operating activities	20,446	24,604	32,501	82,136
Add back (deduct):				
Changes in working capital	4,094	8,961	26,229	3,128
Asset retirement costs incurred	333	193	830	759
Funds from operations	24,873	33,758	59,560	86,023

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2007	2006	2007	2006
Distributions declared	22,526	20,405	67,188	55,463
Add:				
Opening distributions payable	7,490	6,779	6,835	4,794
Less:				
Ending distributions payable	(7,519)	(6,808)	(7,519)	(6,808)
Distributions reinvested through DRIP	(3,286)	(1,296)	(9,586)	(6,640)
Cash distributed	19,211	19,080	56,918	46,809

"Maintenance capital expenditures" are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash distributed, net margin, return on capital and maintenance capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which is available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term

cash management. Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and nine months ended September 30, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and nine months ended September 30, 2006.

Information for the three and nine months ended September 30, 2007, along with comparative information for 2006, is provided.

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec/Atlantic Canada. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations. The following Management's Discussion and Analysis provides management's interpretation of the results of the business the Western and Eastern divisions and overall.

This Management's Discussion and Analysis is dated November 7, 2007 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Newalta's third quarter results were consistent with market conditions across Canada. Management's strategy to diversify earnings through acquisitions completed in eastern Canada helped to counter the continued weakness in western Canada's natural gas drilling. The eastern operations have diversified Newalta's revenue base lessening the Fund's dependence on oil and gas related services. The anticipated return on capital for the eastern operations is consistent with management's expectation of approximately four years after integration is complete. Overall, revenue increased 11% and net margin was down 15% compared to the same period in 2006, while revenue and net margin in the third quarter were up 13% and 11%, respectively over the first quarter of 2007. The diversification of Newalta's services contributed to the gains and the change in the business mix impacted the overall net margin as a percentage of revenue.

Compared to the third quarter of last year, Western's revenue was flat and net margin was down by 19%, however, revenue increased over the first quarter of 2007 by 5% while net margin remained flat. Drilling rig and service rig activity levels for the third quarter remained at 10 year low levels at 38% and 55%, respectively in 2007. Management has completed a cost reduction program in the Drill Site business unit early in the fourth quarter of 2007 as lower activity levels in western Canada are anticipated to continue into 2008. The full benefits of this program are anticipated to be seen in the first quarter of 2008.

The performance of Eastern in the third quarter continued to be positive, delivering strong revenue and net margin growth. Revenue was up 61% and net margin increased 34% compared to the same period in 2006. For the first nine months of 2007 revenue and net margin increased 78% and 47%, respectively. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first nine months of 2007 came from the contributions of acquisitions completed in the second half of 2006 in Québec and Atlantic Canada. Subsequent to the end of the third quarter, Newalta acquired the lead battery recycling facility of Nova Pb Inc. ("Nova Pb") located just outside Montréal, Québec for a total purchase price of $55.5 million comprised of $45.0 million paid in cash at closing and $0.5 million cash payable in 2008, with the balance funded through the issuance of 510,690 trust units. This acquisition complements Eastern's asset base and will provide processing capability to expand services in the eastern Canadian market.

In 2007, Newalta continued an aggressive acquisition program to establish a greater presence in its core markets. Including the recent acquisition of Nova Pb, the combined acquisition investments totalled $93.1 million. As at September 30, 2007, Western's trailing twelve-month return on capital, excluding any corporate SG&A allocation, was 28% while Eastern's return on capital was 16%. Newalta's corporate three year average return on capital at September 30, 2007 was 23%.

To finance these acquisitions and growth capital for 2007, Newalta entered into an amended credit facility agreement subsequent to the end of the third quarter which increased the credit facility from $280.0 million to $425.0 million. The amended credit facility has a two-year term with some minor changes to the financial covenants (see **LIQUIDITY AND CAPITAL RESOURCES**). In addition, on October 22, 2007, the Fund announced the offering of $100.0 million of convertible unsecured subordinated debentures (the "Debentures") on a bought deal basis. The offering is expected to close on or about November 16, 2007. The Debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering will be used to repay outstanding indebtedness of Newalta and will not reduce the total amount of funds available under the new amended credit facility. As at September 30, 2007, Newalta's unused capacity on its credit facility was approximately $204.7 million, net of outstanding letters of credit in the amount of $40.1 million, and after giving effect to the Nova Pb acquisition and applying the net proceeds of the convertible debenture issue.

RESULTS OF OPERATIONS

Third quarter revenue increased $13.1 million, or 11%, to $133.4 million compared to $120.3 million in 2006. On a year-to-date basis revenue increased $44.2 million, or 14%, to $362.8 million compared to $318.5 million for the same period in 2006. The majority of both the current quarter and year-to-date revenue growth relates to acquisitions completed in Québec and Atlantic Canada in the second half of 2006. Operating expenses, as a percentage of revenue, increased to 68% in the three months ended September 30, 2007 and averaged 70% of year-to-date revenue. These ratios increased compared to the third quarter and nine months ended September 30, 2006, in which operating expenses were 62% of each period's revenue. Funds from operations decreased 26% to $24.9 million for the three months ended September 30, 2007 and 31% to $59.6 million for the nine months ended September 30, 2007.

For the three months ended September 30, 2007, cash distributed was consistent with the same period in 2006 at $19.2 million despite an increase of 3.8 million trust units year-over-year due to an increased participation in the Distribution Reinvestment Plan (the "DRIP") of Newalta. Cash distributed for the first nine months of the year in 2007 increased 22% over the first nine months of 2006 to $56.9 million, due to an increase in monthly distributions effective in May of 2006 and a higher number of trust units outstanding. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. The Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will contribute to stronger results in 2008.

WESTERN

Western operates over 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. In 2006, Newalta began investing in eastern Canada with the goal of diversifying the Fund's sources of revenue and reducing its reliance on crude oil and natural gas commodity price driven services. In the third quarter, Western accounted for 62% of Newalta's total assets, generated 70% of Newalta's revenue and 78% of Newalta's combined net margin in the third quarter of 2007 compared with 69%, 79% and 87% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing at over 30 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	-base oils
Water disposal	Drilling fluid sales and service	- refinery feedstock
Landfills	Post-drilling remediation	- industrial fuels
Onsite services	Well abandonment	- carrier fluids (e.g. drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, natural gas drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributed approximately 51% of Western's total year-to-date revenue with Drill Site and Industrial each contributing approximately 18% and 31%, respectively.

The following table compares the third quarter of 2007 and year-to-date 2007 results to third quarter of 2006 and year-to-date 2006:

($000s)	Q3 2007	Q3 2006	% Change	YTD 2007	YTD 2006	% Change
Revenue – external	**93,493**	95,502	(2)	**257,399**	259,608	(1)
Revenue – internal	**105**	-	n/a	**538**	-	n/a
Operating costs	**61,618**	57,998	6	**174,397**	155,670	12
Amortization and accretion	**5,604**	5,077	10	**15,029**	15,186	(1)
Net margin	**26,376**	32,427	(19)	**68,511**	88,752	(23)
Net margin as % of revenue	**28%**	34%	(18)	**27%**	34%	(21)

Maintenance capital	3,802	4,787	(21)	7,464	10,465	(29)
Growth capital	6,150	7,393	(17)	19,649	23,305	(16)

Weak drilling rig and service rig utilization, which were both at 10 year lows for the third quarter, continued to impact Western's net margin. The low service rig activity contributed to lower waste volumes received at Newalta's fixed facility network in the third quarter 2007 compared to the same period in 2006. With a high fixed component to the facilities' operating costs, a decrease in revenue has a direct impact on net margin. Current natural gas pricing is expected to result in drilling rig utilization and market activity being at depressed levels for the remainder of 2007 and well into 2008.

The Oilfield business unit's waste processing volumes and crude oil recovery volumes returned to seasonal levels in the third quarter but were still lower than the record year in 2006. In the quarter, Oilfield waste volumes decreased approximately 9% from the same period in 2006 and prices decreased by 6% due to the overall mix of waste received in the third quarter. On a year-to-date basis Oilfield's volumes have decreased by 5%.

The mix of waste products resulted in an overall increase of 7% in crude oil volumes recovered to Newalta's account in the third quarter. The average price of oil sold in the quarter was down 8% due to a heavier mix of crude sold and the effect of the rising Canadian dollar relative to the U.S. dollar. Crude oil sales compared to last year increased $1.9 million for the quarter mainly due to the recognition of deferred revenue of $1.8 million related to previously recovered crude oil that was released from storage. On a year-to-date basis, compared to last year, recovered crude oil volumes were down 11% and the average oil price was down 7%. On a year-to-date basis sales decreased 17%.

The table below reflects the changes in the Drill Site business unit's utilization rates of its rental equipment, Drill Site's core services, for the current quarter and the first nine months of 2007 compared to their respective prior year periods:

	Q3 2007	Q2 2007	% Change	Q3 2007	Q3 2006	% Change	YTD 2007	YTD 2006	% Change
Utilization rates (%)									
Equipment in Canada	20	10	100	20	33	(39)	21	51	(59)
Equipment in the U.S.	56	75	(25)	56	74	(24)	68	87	(22)
Total Drill Site rental equipment	25	16	56	25	35	(29)	24	45	(47)

The performance of the Drill Site business unit was down compared to last year but increased significantly compared to the second quarter of 2007. Year-over-year, equipment utilization rates declined consistent with the drop in drilling rig utilization rates which were down from 63% in Q3 2006 to 38% in Q3 2007. In 2007, management redeployed equipment to the U.S. where demand has been stronger, increasing overall asset utilization with 21 units in the U.S. during the third quarter of 2007 compared to 4 units in the same period in 2006 (19 units in the second quarter of 2007). Current natural gas pricing is expected to result in drilling rig utilization and market activity in western Canada being at depressed levels for the remainder of 2007 and well into 2008. Management initiated cost reduction measures early in the fourth quarter which consisted mainly of downsizing the Drill Site group and a continued focus on optimizing the utilization of Drill Site's rental equipment fleet.

Activity levels and performance in the Industrial business unit were consistent year-over-year for both the quarter and nine months ended September 30, 2007. Revenue was up compared to last year which was offset by increased fixed costs resulting in flat performance compared to 2006.

During the year, Western added to its filtration services through the acquisition of the operating assets of Panaco Fluid Filtration Systems Ltd. effective April 1, 2007. Effective July 5, 2007, the operating assets of New West Fluid Management Inc. were acquired which extended Newalta's ability to provide abandonment and site restoration services to its drilling waste customers. The details of these acquisitions are outlined below:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
April 1, 2007	Panaco Fluid Filtration Systems Ltd.	Rocky Mountain	5.9 million	- 15 people - Onsite fluid filtration services to refineries

		House, Alberta		and gas plants as well as oil and gas exploration drilling locations
July 5, 2007	New West Fluid Management Inc.	Medicine Hat, Alberta	9.8 million	- 30 people and 12 technical field consultants - Site remediation and abandonment - Fleet of 15 vacuum trucks
Total Western Acquisitions			**15.7 million**	

Maintenance capital expenditures decreased by $1.0 million when compared with the third quarter of 2006 and by $3.0 million for the first nine months of 2007. The lower maintenance capital required is a reflection of the lower utilization of the drill site assets in 2007 compared to record rates in 2006. Growth capital expenditures of $8.0 million in the quarter consisted primarily of productivity improvements at Oilfield facilities.

The outlook for the Oilfield and Industrial business units is positive heading into the historically seasonally strong fourth quarter, while the Drill Site business unit will continue to be impacted by the weak natural gas drilling market. Newalta's management will continue to exploit opportunities to improve the utilization of assets by moving idle units into areas with the highest demand levels.

EASTERN

Eastern was created in January 2006 through an acquisition with operations in Ontario and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of over 30 facilities. This network features an engineered non-hazardous solid waste landfill that handles approximately 650,000 metric tonnes of waste per year and, based on current volumes, has an estimated remaining life of 13 years. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, the Land Disposal Regulations ("LDR"), scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to crude oil and natural gas prices and natural gas drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the third quarter, Eastern accounted for approximately 34% of Newalta's total assets, generated 30% of Newalta's total revenue and 22% of Newalta's combined net margin compared with 27%, 21% and 15% respectively, in the same period in 2006.

The table below compares the third quarter and first nine months of 2007 results to the same periods in 2006:

($000s)	**Q3 2007**	Q3 2006	% Change	**YTD 2007**	YTD 2006	% Change
Revenue – external	**39,823**	24,795	61	**104,735**	58,935	78
Revenue – internal	**-**	-	-	**-**	-	-
Operating costs	**29,278**	16,018	83	**79,433**	41,228	93
Amortization and accretion	**3,184**	3,274	(3)	**10,647**	7,721	38
Net margin – continuing operations	**7,361**	5,503	34	**14,655**	9,986	47
Net margin as % of revenue	**18%**	22%	(18)	**14%**	17%	(18)
Net margin – discontinued operations	**-**	-	-	**-**	1,657	(100)
Maintenance capital	**1,357**	3,077	(56)	**3,142**	5,160	(39)
Growth capital	**8,395**	5,880	43	**19,409**	8,450	130

The performance of Eastern in the third quarter was consistent with market conditions. For the quarter revenue was up 61% and net margin increased 34%. Acquisitions completed in the second half of 2006 in the Québec/Atlantic Canada business unit contributed to all of Eastern's revenue increase year-over-year for both the quarter and year-to-date.

The Québec/Atlantic Canada business unit was established in the second half of 2006 through five acquisitions. The integration has proceeded smoothly and operating results are consistent with management's expectations for the trailing twelve-months. The 2007 capital program is underway with the expectation of delivering growth in 2008.

The Ontario business unit delivered lower revenue for the quarter and revenue was flat for the nine months ended September 30, 2007. In the third quarter, landfill volumes decreased 19% due to project delays and the timing of waste receipts as the market adjusted to the first phase of the new LDR regulations which were implemented on August 31, 2007. Newalta anticipates that customers will resume normal waste shipping schedules in the fourth quarter as the market adjusts to these new regulations. Pricing was consistent with the prior year. The performance of the service centers reflected lower waste receipts which were mostly offset by higher average prices.

Newalta has invested $19.4 million in growth capital for Eastern on a year-to-date basis. Most of this capital has been directed at either new facilities or preparing existing facilities to treat waste streams in accordance with the new LDR regulations. These investments will position Eastern to capitalize on new waste management opportunities presented by the evolving regulatory environment in Ontario.

In the first nine months of 2007, management executed four asset acquisitions to increase geographic reach and market penetration in Ontario, Québec and New Brunswick. Subsequent to the end of the third quarter Newalta announced the acquisition of the lead battery recycling assets of Nova Pb which operates Canada's largest integrated lead battery recycling facility located on a 20 hectare (50 acre) site just outside Montréal. The Nova Pb facility has two kilns which are used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest.

The results of operations of the acquisitions outlined in the table below have only been reflected in Newalta's results from the acquisition dates. Management anticipates improved results from these operations for the remainder of 2007 and 2008 as these assets are integrated into operations:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
May 1, 2007	3 private firms collectively referred to as Groupe Envirex	Québec	8.1 million	- Four centrifuges servicing the Québec refinery and petrochemical market - Eight vacuum trucks and pressure washers - Household waste, small industrial waste generator and soil treatment business
May 1, 2007	EcoloSite Inc.	Ontario	3.1 million	- One facility - 13 people - Mobile onsite treatment services
June 1, 2007	Eastern Environmental Services Ltd.	New Brunswick	9.3 million	- Transfer station and processing facility in Sussex, New Brunswick - 30 people - Satellite office in Bedford, Nova Scotia
July 6, 2007	Bucke Environmental Services & Transportation Inc.	Ontario	1.4 million	- 4 vacuum trucks and related assets
November 1, 2007	Nova Pb Inc.	Québec	55.5 million	- Canada's largest integrated lead battery recycling facility in Ville Ste-Catherine, Québec - Capacity to process up to 200,000 tonnes of lead batteries and produce up to

		100,000 tonnes of recycled lead - 115 full-time people
Total Eastern Acquisitions	**77.4 million**	

The outlook for the remainder of the year for Eastern is positive. Management's priorities are to capture growth through market penetration and to improve returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth.

CORPORATE AND OTHER

($000s)	Q3 2007	Q3 2006	% Change	YTD 2007	YTD 2006	% Change
Selling, general and administrative expenses	**13,545**	11,182	21	**39,070**	31,380	25
as a % of revenue	**10.2**	9.3	10	**10.8**	9.9	9
Amortization and accretion	**10,866**	8,875	22	**29,879**	24,342	23
as a % of revenue	**8.1**	7.4	10	**8.2**	7.6	8
Interest expense	**3,632**	1,378	164	**8,570**	5,241	64

The increase in selling, general and administrative ("SG&A") expense is attributable to strengthening the organization for future growth as well as SG&A costs associated with acquisitions completed during the year. SG&A is also affected by operating costs associated with the maintenance of the new financial information system implemented in 2007 which was phased into Eastern's accounting system in the third quarter. Management has been able to use its experience in implementing the new system in the west to create a smooth transition in the eastern Canadian operations. It is anticipated that both operations and accounting will be fully integrated and using the new system by the end of the second quarter of 2008. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year. Compared to the first and second quarters of 2007, SG&A is trending lower as a percentage of revenue.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion have increased less than 1% year-over-year, consistent with expectations.

The increase in interest expense for both the three and nine months ended September 30, 2007 compared to the same periods in 2006 is due to an increase in the average debt level. At September 30, 2007, long-term debt was $230.8 million compared with $166.3 million at December 31, 2006. The average debt level increase is the result of current year acquisitions totalling $37.6 million, growth capital initiatives totalling $57.8 million year-to-date as well as the funding of working capital outstanding at year end and distributions in excess of current period cash flow. These were offset in part by the proceeds from the equity financing that was completed in January 2007 pursuant to which the Fund issued 3.0 million trust units at $26.10 per unit for net proceeds of $74.1 million. Newalta's working capital ratio was 1.92:1 at September 30, 2007 compared with 2.04:1 at June 30, 2007 and 1.37:1 at December 31, 2006.

A current tax expense of $0.2 million was recorded in the quarter compared to current income tax expense of $0.1 million in 2006. The increased expense is due to Newalta's higher capitalization in 2007 compared to 2006 and increased size of operations in eastern Canada, resulting in higher provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2010 at the earliest, with the exception of U.S. federal, state and Canadian provincial capital taxes. Future income tax recoveries year-to-date increased by $8.3 million from an expense of $1.8 million in 2006 to a recovery of $6.5 million in 2007. The increase in future income tax recoveries for the three and nine months ended September 30, 2007 is due to lower taxable earnings.

The specified investment flow-through ("SIFT") legislation, first announced on October 31, 2006, has been enacted. These rules will impose a tax at the trust level on distributions of certain income from a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to holders of trust units of a SIFT. The new distribution tax will apply to Newalta commencing in 2011 assuming Newalta does not exceed "normal growth" prior to that date and distributions that have been subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for holders of trust units of a SIFT. There was no immediate impact on the Fund's interim consolidated financial statements. For further information about the impact on future income taxes please refer to **CRITICAL ACCOUNTING ESTIMATES** — FUTURE INCOME TAXES in this MD&A.

As at November 7, 2007, the Fund had 41,215,628 trust units outstanding and outstanding rights to acquire up to 2,366,425 trust units.

On October 22, 2007, Newalta announced the offering of $100.0 million of Debentures. The offering is expected to close on or about November 16, 2007. Each $1,000 Debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price")) at any time at the option of the holders of the Debentures. In addition, the underwriters of the Debentures have the option to purchase up to an additional $15.0 million in Debentures within thirty days of the closing. The Debentures are redeemable by the Fund at a price of $1,000 per Debenture after November 30, 2010 and on or before November 30, 2011 (provided that the current market price of the trust units of the Fund on the date on which the notice of redemption is given is not less than 125% of the Conversion Price) and at a price equal to $1,000 per Debenture after November 30, 2011 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

Upon the maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

SUMMARY OF QUARTERLY RESULTS

(unaudited)		2007			2006			2005
($000s except per unit data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1[1]	Q4
Revenue	133,358	111,594	117,837	122,498	120,297	96,082	102,162	86,663
Operating income	14,524	3,799	13,665	16,209	24,846	14,363	21,445	18,862
Net earnings	17,893	6,716	12,966	15,356	20,136	22,685	17,388	14,445
Continuing Operations	17,893	6,716	12,966	15,528	20,136	21,213	17,175	14,445
Discontinued Operations	-	-	-	(172)	-	1,472	213	-
Earnings per unit ($)	0.44	0.17	0.33	0.42	0.55	0.62	0.56	0.51
Continuing Operations	0.44	0.17	0.33	0.42	0.55	0.58	0.55	0.51
Discontinued Operations	-	-	-	(0.00)	-	0.04	0.01	-
Diluted earnings per unit ($)	0.43	0.16	0.33	0.41	0.54	0.61	0.54	0.50
Continuing Operations	0.43	0.16	0.33	0.41	0.54	0.57	0.54	0.50
Discontinued Operations	-	-	-	(0.00)	-	0.04	0.00	-
Weighted average units – basic	40,579	40,361	39,209	36,860	36,734	36,381	31,291	28,597
Weighted average units – diluted	40,725	40,562	39,445	37,282	37,279	37,000	31,917	29,066

1 The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to assess due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. The increases in revenue, operating income and net earnings in Q4 of 2005 were driven primarily by growth in the Western division. Two-thirds of the revenue growth in Western was attributable to Drill Site related acquisitions and growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from the expansion of Drill Site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the establishment of the Eastern division by way of acquisition. The Eastern division added approximately $20.0 million in revenue each quarter in 2006. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the natural gas drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during the first quarter which was followed by continued weakness in the second quarter further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In the third quarter operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, consistent with the continued weakness in the western Canadian natural gas drilling market. In January of 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $78.3 million at September 30, 2007 compared with $78.8 at June 30, 2007 and $36.1 million at December 31, 2006. At current activity levels, working capital of $78.3 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. Despite the current natural gas drilling industry conditions, management views the credit risk to be normal. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at September 30, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 1.92 times (at December 31, 2006 and June 30, 2007 the ratio was 1.37 times and 2.04 times respectively). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of securities from treasury. Subsequent to the quarter, Newalta announced an offering of $100.0 million of Debentures. The proceeds from the sale of the Debentures will be used to repay outstanding indebtedness on Newalta's credit facility. Newalta's primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through September 2007 or $2.22 annually. In 2006, monthly distributions declared were $0.165 per month from January to April and $0.185 for the remainder of the year. The Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will contribute to stronger results in 2008.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	Q3 2007	YTD 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004
Cash flow generated from operating activities	**20,446**	**32,501**	111,963	71,732	49,718
Distributions declared	**(22,526)**	**(67,188)**	(75,923)	(49,602)	(39,659)
Cash excess (shortfall)	**(2,080)**	**(34,687)**	36,040	22,130	10,059
Net earnings	**17,893**	**37,576**	75,565	46,978	36,205
Distributions declared	**(22,526)**	**(67,188)**	(75,923)	(49,602)	(39,659)
Net earnings (shortfall) excess	**(4,633)**	**(29,612)**	(358)	(2,624)	(3,454)

For both the third quarter and year-to-date, cash flow generated from operating activities and net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Based on this analysis, management does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Distributions declared in excess of cash flow generated from operating activities in the short term have been funded by drawing on the Corporation's credit facility, the Fund's DRIP program which produced $9.6 million in distributions that have been reinvested by unitholders year to date and cash received through the exercise of rights by employees and directors of $3.2 million. The net earnings shortfall is mainly attributable to amortization and accretion expense of $29.9 million. The majority of the assets related to this expense are funded by drawing on the fund's credit facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases. For a discussion of the annual trends please refer to page 14 of the Fund's Management's Discussion and Analysis for the year ended December 31, 2006.

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q3 2007	Q3 2006	YTD 2007	YTD 2006
Growth capital	**22,484**	17,041	**55,974**	41,843
Acquisitions	**11,596**	16,640	**37,593**	160,537
Total growth capital and acquisitions	**34,080**	33,681	**93,567**	202,380
Maintenance capital	**5,257**	7,970	**11,008**	16,142
Total acquisitions and capital expenditures	**39,337**	41,651	**104,575**	218,522

Growth capital and acquisitions to date in 2007 have been funded by drawing on the Corporation's credit facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments was originally budgeted for 2007. Management revised this amount to $100.0 million, eliminating additional Drill Site growth capital investments at this time. *The 2007 growth capital program includes $26.0 million in corporate investments that primarily relate to the* implementation of a new information technology system throughout Canada and approximately $12.0 million in leasehold improvements (before $5.7 million in tenant improvement recoveries) for the new corporate head office which is expected to be completed in the fourth quarter of 2007. The remaining $62.0 million is being invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management estimates that the total maintenance capital expenditures for the year will be approximately $20.0 million. These expenditures will vary from quarter-to-quarter and year-to-year depending on the utilization of the assets. For fixed facilities maintenance capital expenditures tend to be relatively consistent year-over-year, while equipment that is rented out to customers will fluctuated based on its usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of cash flow generated from operating activities. It is not anticipated that the short term deficit of cash flow generated from operating activities will impact future distributions as the Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will contribute to stronger results in 2008.

On October 12, 2007, Newalta's management took steps to diversify its capital resources and maturity of its capital resources *and arranged a new amended credit facility with a two-year term. Newalta replaced its previous credit facilities (comprised of a* $35.0 million dollar operating facility and a $245.0 million extendible term credit facility) with a $425.0 million extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At September 30, 2007, letters of credit and bonds issued as financial security to third parties totalled $53.9 million. Of this amount, $40.1 million is committed on the Corporation's credit facility which provides for $60.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

The second part of the diversification strategy included the issuance of the Debentures announced on October 22, 2007. The offering is expected to close on or about November 16, 2007. The Debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering will be used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital and will not reduce the total amount available under the Credit Facility. The Debentures are not included in the definition of funded debt for the purposes of calculating financial covenants in the Credit Facility.

The Corporation has entered into a letter agreement with J.P. Morgan Securities Inc. and CIBC World Markets Inc. (collectively, the "Agents") pursuant to which the Agents have agreed to act as placement agents, on a best efforts basis, in connection with a possible offering by the Corporation of approximately $150.0 million of debt securities (the "Debt Securities") on a private placement basis. There can be no assurance that all or any portion of such private placement will be completed. Upon each issuance of Debt Securities, if any, the Corporation is required under the Credit Facility to repay and cancel a portion of the total commitment under the Credit Facility equal to the net proceeds thereof up to a maximum of $200.0 million.

As at September 30, 2007, the Fund had drawn $230.8 million on its credit facility compared to $166.3 million outstanding at December 31, 2006, an increase of $64.5 million. The increase was due to recent acquisitions completed for a total of $37.6 million, growth capital to date of $57.8 million and distributions in excess of cash flow generated from operating activities of $34.8 million (which includes net changes in working capital). These were offset by an equity financing completed in January 2007 pursuant to which the Fund issued 3.0 million trust units for net proceeds of $74.1 million. As at September 30, 2007, after giving effect to the Nova Pb acquisition and applying the net proceeds of the convertible debenture issue, Newalta's unused capacity on its credit facility was approximately $204.7 million (net of outstanding letters of credit in the amount of $40.1 million).

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

Ratio	September 30, 2007	Threshold
Current Ratio[1]	1.92:1	1.20:1 minimum
Funded Debt to EBITDA[2]	2.57:1	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	2.02:1	1.00:1 minimum

[1]Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

[2]Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

[3]In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the fourth quarter of 2008 this threshold will decrease to 2.50:1.00.

[4] Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (include amounts under capital leases), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund.

During the three and nine months ended September 30, 2007, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and nine months ended September 30, 2007 was $0.1 million and $0.4 million, respectively ($0.1 million and $0.7 million for the same periods in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and nine months ended September 30, 2007 was $0.2 million and $1.2 million, respectively ($0.2 million and $1.1 million for the same periods in 2006).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first half of 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. The increase of $13.6 million since December 31, 2007 relates entirely to acquisitions completed in 2007. Management tests the valuation of goodwill at each September 30 period end and did not see any impairment in the goodwill balance recorded.

FUTURE INCOME TAXES

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at September 30, 2007 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The New Tax Legislation permits "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Limit (% of October 31, 2006 Market Capitalization)	Newalta's Market Capitalization ($)	Newalta's Safe Harbour Limit ($)
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			1.218 billion

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.

- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt of the Fund itself that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the Fund had no outstanding debt.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes indicate states that the New Tax Legislation may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the New Tax Legislation.

AMORTIZATION AND ACCRETION

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the first nine months of 2007 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2006.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments Disclosures and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Other sections that will be effective January 1, 2008 for the Fund are:

CICA Handbook Section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

CICA Handbook Section 3031, Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows and are not expected to have an effect on the Fund:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when a subsequent increase to the value of inventories occurs

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865 Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying interim consolidated financial statements for the three and nine months ended September 30, 2007 and 2006.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein and are supplemented by those described below.

As a result of its recent acquisition of the assets of Nova Pb, Newalta owns Canada's largest integrated lead battery recycling facility which sells recycled lead alloys to the automotive and industrial battery manufacturing industries. The primary source of raw material for this business is waste lead acid batteries that are purchased from a diversified network of scrap dealers, waste collectors and battery manufacturers. The cost of the waste batteries will fluctuate in relation to lead prices. The business of Newalta is therefore directly affected by fluctuations in the price of lead which are affected by events beyond Newalta's control.

Newalta is also subject to foreign currency risks and foreign exchange exposure as an increasing portion of Newalta's operations are being conducted in the United States. Fluctuations in the Canada/U.S. exchange rate increase the risks that Newalta may experience from foreign exchange fluctuations and may have an adverse effect on Newalta's business and results of operations.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter and nine months ended September 30, 2007, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	September 30, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	145,327	120,621
Inventories	12,138	9,238
Prepaid expenses and other	5,790	3,729
	163,255	133,588
Notes receivable	1,452	1,031
Capital assets	588,191	528,085
Intangible assets (Note 3)	51,674	50,062
Goodwill (Note 3)	103,597	90,078
	908,169	802,844
Liabilities		
Current liabilities		
Accounts payable	77,411	90,650
Distributions payable	7,519	6,834
	84,930	97,484
Long-term debt (Note 5)	230,849	166,271
Future income taxes (Note 6)	66,440	72,910
Asset retirement obligations (Note 11)	20,816	18,484
	403,035	355,149
Unitholders' Equity		
Unitholders' capital (Note 7)	481,849	394,601
Contributed surplus	1,029	1,226
Retained earnings	22,256	51,868
	505,134	447,695
	908,169	802,844

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME AND RETAINED EARNINGS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
($000s except per unit data) (unaudited)	**2007**	2006	**2007**	2006
Revenue	**133,358**	120,297	**362,789**	318,543
Expenses				
Operating	**90,791**	74,016	**253,292**	196,898
Selling, general and administrative	**13,545**	11,182	**39,070**	31,380
Interest	**3,632**	1,378	**8,570**	5,241
Amortization and accretion	**10,866**	8,875	**29,879**	24,342
	118,834	95,451	**330,811**	257,861
Earnings before taxes	**14,524**	24,846	**31,978**	60,682
Provision for (recovery of) income taxes				
Current	**209**	103	**872**	319
Future	**(3,578)**	4,607	**(6,470)**	1,811
	(3,369)	4,710	**(5,598)**	2,130
Net earnings from continuing operations	**17,893**	20,136	**37,576**	58,552
Earnings from discontinued operations (Note 4)	**-**	-	**-**	1,657
Net earnings and comprehensive income	**17,893**	20,136	**37,576**	60,209
Retained earnings, beginning of period,	**26,889**	57,241	**51,868**	52,226
Distributions (Note 10)	**(22,526)**	(20,405)	**(67,188)**	(55,463)
Retained earnings, end of period	**22,256**	56,972	**22,256**	56,972
Earnings per unit from continuing operations (Note 9)	**0.44**	0.55	**0.94**	1.68
Earnings per unit from discontinued operations (Note 9)	**-**	-	**-**	0.05
Earnings per unit	**0.44**	0.55	**0.94**	1.73
Diluted earnings per unit from continuing operations (Note 9)	**0.43**	0.54	**0.93**	1.66
Diluted earnings per unit from discontinued operations (Note 9)	**-**	-	**-**	0.05
Diluted earnings per unit	**0.43**	0.54	**0.93**	1.71

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended September 30, 2007	2006	For the Nine Months Ended September 30, 2007	2006
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	17,893	20,136	37,576	58,552
Items not requiring cash:				
Amortization and accretion	10,866	8,875	29,879	24,342
Future income taxes (recovery)	(3,578)	4,607	(6,470)	1,811
Funds from discontinued operations (Note 4)	-	-	-	811
Other	(308)	140	(1,425)	507
	24,873	33,758	59,560	86,023
Increase in non-cash working capital	(4,094)	(8,961)	(26,229)	(3,128)
Asset retirement expenditures incurred	(333)	(193)	(830)	(759)
	20,446	24,604	32,501	82,136
INVESTING ACTIVITIES				
Additions to capital assets	(24,656)	(24,602)	(81,979)	(59,470)
Net proceeds on sale of capital assets	133	120	1,848	388
Acquisitions (Note 3)	(11,548)	(14,738)	(36,808)	(149,373)
Proceeds on disposal of discontinued operations	-	135	-	2,807
	(36,071)	(39,085)	(116,939)	(205,648)
FINANCING ACTIVITIES				
Issuance of units	(3)	474	77,328	189,125
Increase (decrease) in debt	34,779	32,968	64,578	(19,056)
Settlement of acquired debt (Note 3)	(48)	-	(785)	-
Decrease in notes receivable	108	119	235	252
Distributions to unitholders (Note 10)	(19,211)	(19,080)	(56,918)	(46,809)
	15,625	14,481	84,438	123,512
Net cash inflow	-	-	-	-
Cash – beginning of period	-	-	-	-
Cash - end of period	-	-	-	-
Supplementary information:				
Interest paid	3,361	1,483	8,182	5,053
Income taxes paid	210	299	717	4,400

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2006 as contained in the Annual Report for fiscal 2006.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2006 except as noted in the following paragraphs.

Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

The CICA issued Handbook section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2008, the new accounting standard, CICA Handbook Section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

Effective January 1, 2008, Newalta will adopt the new accounting standard, CICA Handbook Section 3031, Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

Application of the new Section is not expected to have an impact on the financial statements.

Financial Instruments

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading	Fair value and changes in fair value are recognized in net earnings
Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other financial liabilities	Amortized cost

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Long-term debt, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs associated with Other Liabilities have been expensed as incurred. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values of financial assets and liabilities approximate their fair values.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2007 and 2006.

NOTE 2. SEASONALITY OF OPERATIONS

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital investments.

For the Western division ("Western"), the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Western's services and, therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

The Eastern division's ("Eastern") services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically approximately 16 to18% of annual revenue, second quarter revenue is approximately 20 to 25%, the revenue for the third quarter is between 28% to 32% and, finally, fourth quarter revenue is approximately 24% to 29% of annual revenue.

NOTE 3. ACQUISITIONS (NOTE 14)

a) On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5,927 in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, "Envirex") based out of Québec for a collective purchase price of $8,066 in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of EcoloSite Inc. ("Ecolosite"), based in London, Ontario, for a total purchase price of $3,104, comprised of $2,367 in cash and the assumption of $737 in debt. EcoloSite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Services Ltd. ("Eastern Environmental") were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9,293 in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

Eastern acquired the assets of Bucke Environmental Services & Transportation Inc. ("BEST") effective July 6, 2007 for a total purchase price of $1,435, comprised of $1,387 in cash and the assumption of $48 in debt. The acquired assets include four vacuum trucks and related assets in the Windsor area.

The assets of New West Fluid Management Inc. ("New West") were acquired by the Western division effective July 5, 2007 for a total purchase price of $9,768 in cash. The acquired operations include a fleet of 15 vacuum trucks, 30 people and 12 technical field consultants that provide site remediation and abandonment services.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	Ecolosite	Eastern Environmental	BEST	New West	Total
Cash consideration	5,927	8,066	2,367	9,293	1,387	9,768	36,808
Debt assumed	-	-	737	-	48	-	785

Total Purchase Price	5,927	8,066	3,104	9,293	1,435	9,768	37,593
Net working capital	294	(53)	-	226	-	231	698
Capital assets:							
Land	45	800	-	202	-	-	1,047
Plant & equipment	2,270	4,719	2,539	3,886	1,085	4,037	18,536
Intangibles	500	1,000	-	1,000	350	1,000	3,850
Goodwill	2,818	1,600	581	4,020	-	4,500	13,519
Asset retirement obligations	-	-	(16)	(40)	-	-	(56)
	5,927	8,066	3,104	9,293	1,435	9,768	37,593

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to changes, as management obtains further information.

b) On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 15. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006, Western acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The consideration for this acquisition was comprised of $13,804 in cash and the issuance of 156,260 trust units at a value of $5,000. The two companies manage waste handling and abandonment operations for oil producers and drillers. Results are included from the closing date of June 1, 2006.

The operating assets of Québec-based Norama Industries Inc. ("Norama") were acquired on August 1, 2006 for cash consideration of $10,842. Norama added to the Eastern segment, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, Eastern acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") including a 49% partnership interest in the Labrador Innu Waste Management partnership for $5,798. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	PSC Canada	Treeline	Norama	Island Waste	Total
Deferred costs - paid in 2005	7,175	-	-	-	7,175
Cash paid in 2006	113,230	13,804	10,842	3,898	141,774
Equity issued	-	5,000	-	1,900	6,900
Total consideration	120,405	18,804	10,842	5,798	155,849
Net working capital	9,164	8,239	(50)	(20)	17,333
Debt acquired	-	(8,700)	-	-	(8,700)
Capital assets:					
Land	3,643	-	614	464	4,721
Plant & equipment	22,337	167	3,946	200	26,650
Landfill	71,187	-	-	-	71,187
Intangibles	34,600	-	720	1,367	36,687
Goodwill	15,239	18,956	5,700	3,825	43,720
Future income tax	(23,274)	142	-	-	(23,132)

Asset retirement obligations	(12,491)	-	(88)	(38)	(12,617)
	120,405	18,804	10,842	5,798	155,849

NOTE 4. DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of a non-core industrial onsite cleaning services operation that was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable was valued on the balance sheet at its net present value of $748. The note was repayable in equal quarterly instalments of $135 until May 31, 2007 and the balance of the note was due on June 30, 2007. The full balance of the note receivable outstanding at June 30, 2007 was received in early July. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1,500. The following table sets forth the results of operations (excluding selling, general and administration costs and divisional administration costs), associated with the operations sold, for the three and nine months ended September 30, 2006 that have been reclassified from the following accounts to earnings from discontinued operations :

	September 30, 2006	
	Three Months Ended	Nine Months Ended
Revenue	-	5,408
Operating expenses	-	4,597
	-	811
Amortization and accretion	-	21
Future income tax	-	284
Gain on disposition (net of tax)	-	(1,151)
Earnings from discontinued operations	-	1,657

NOTE 5. LONG-TERM DEBT

	September 30, 2007	December 31, 2006
Extendible term facility	230,849	166,271

On October 12, 2007 Newalta replaced its previous credit facilities (comprised of a $35,000 operating facility and a $245,000 extendible term credit facility) with a $425,000 extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60,000. The amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime, U.S. base rate, Bankers' Acceptance ("BA") or LIBOR based rate, at the option of the Corporation. The facility bears interest at a base rate plus an increment (depending on certain criteria) as follows:

Base Rate Type	Range of increment
Prime Rate	0.0% to 1.0%
U.S. Base Rate	0.0% to 1.0%
BA Rate	0.9% to 2.0%
LIBOR Rate	0.9% to 2.0%

The facility is secured by a fixed and floating charge debenture to the lenders on the assets of the Corporation and material subsidiaries, an unlimited subsidiary guarantee from each material subsidiary of the Corporation, a limited recourse guarantee from the Fund, an assignment of insurance naming the lenders as first loss payee in relation to business interruption, property and inventory insurance and a subordination agreement.

The facility's maturity date is October 11, 2009. An extension of the credit facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At September 30, 2007, Newalta was in compliance with all covenants.

NOTE 6. FUTURE INCOME TAXES

In June 2007, Bill C-52 Budget Implementation Act, 2007 (the "New Tax Legislation") was enacted. As an existing income trust at the time of the announcement, a new distribution tax of 31.5% will apply to the Fund commencing in 2011 provided the fund does not exceed the "normal growth" restrictions as defined by the Department of Finance. As a result of the New Tax Legislation, Newalta is required to reflect any previously unrecognized temporary differences in the consolidated financial statements of the Fund. Newalta has determined that there are no unrecognized temporary differences resulting from the new tax legislation.

NOTE 7. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

	Units (#)	Amount ($)
Units outstanding as at December 31, 2005	**29,055**	**188,761**
Units issued	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	74,105
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	412	9,586
Units outstanding as at September 30, 2007 (Note 14)	**40,643**	**481,849**

On January 26, 2007, the Fund issued 3,000,000 units through a bought deal equity financing at a price of $26.10 per unit for net proceeds of $74,105 after share issuance costs of $4,195.

On March 3, 2006, the Fund issued 7,000,000 units pursuant to a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,718.

NOTE 8. RIGHTS TO ACQUIRE TRUST UNITS

On March 19, 2007, a total of 860,000 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $25.50 per unit. On May 17, 2007, a total of 110,000 rights were granted to certain officers and employees of the Corporation, at a market price of $25.19 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the three and nine months ended September 30, 2007 (nil for the same periods in 2006).

NOTE 9. EARNINGS PER UNIT

Basic per unit calculations for the three and nine months ended September 30, 2007 and 2006 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and nine months ended September 30, 2007 was 1,635 and 1,974 (705,000 for both the three and nine months periods ended September 30, 2006).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Weighted average number of units	40,579	36,734	40,056	34,774
Net additional units if rights exercised	146	545	168	526
Diluted weighted average number of units	40,725	37,279	40,224	35,300

NOTE 10. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Unitholder distributions declared	22,526	20,405	67,188	55,463
per unit - $	0.555	0.555	1.665	1.585
Unitholder distributions – paid in cash	19,211	19,080	56,918	46,809
Unitholder distributions – value paid in units	3,286	1,296	9,586	6,640
paid in cash – per unit $	0.47	0.520	1.42	1.388
issued units – per unit $	0.08	0.035	0.24	0.177

NOTE 11. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Asset retirement obligations, beginning of period	20,715	18,147	18,484	5,468
Additional retirement obligations added through acquisitions	-	126	56	12,617
Additional retirement obligations added through development activities	-	-	664	-
Additional retirement obligations added through a change of estimate	-	-	1,182	-
Expenditures incurred to fulfill obligations	(333)	(193)	(830)	(759)
Accretion	434	378	1,260	1,132
Asset retirement obligations, end of period	20,816	18,458	20,816	18,458

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and nine month periods ended September 30, 2007 were $140 and $422 respectively ($112 and $700 for the same periods in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and nine months ended September 30, 2007 were $226 and $1,214 respectively ($200 and $1,100 for the same periods in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Credit and Surety Bonds

At September 30, 2007, the Corporation had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $40,075 and $13,858 respectively.

NOTE 14. SUBSEQUENT EVENTS

Subsequent to September 30, 2007, Newalta entered into the following transactions:

On October 16, 2007, the Eastern segment completed the acquisition of Nova Pb's lead recycling facility business for total consideration of $55,500 comprised of $45,000 in cash paid at closing, $500 in cash payable in 2008 and the balance was funded through the issuance of 510,690 trust units. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest.

On October 22, 2007, the Fund announced the offering of $100,000 of convertible unsecured subordinated debentures (the "Debentures") on a bought deal basis. The offering is expected to close on or about November 16, 2007. The Debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering will be used to repay outstanding indebtedness of the Fund incurred to fund acquisitions and growth capital. In addition, as subordinated debt, the issuance of the Debentures, does not affect the borrowing capacity on the new amended credit facility. In addition, the underwriters of the Debentures have the option to purchase up to an additional $15,000 in debentures within thirty days of the closing.

On October 30, 2007, the Corporation entered into a letter agreement with J.P. Morgan Securities Inc. and CIBC World Markets Inc. (collectively, the "Agents") pursuant to which the Agents have agreed to act as placement agents, on a best efforts basis, in connection with a possible offering by the Corporation of approximately $150,000 of debt securities (the "Debt Securities") on a private placement basis. There can be no assurance that all or any portion of such private placement will be completed. Upon each issuance of Debt Securities, if any, the Corporation is required under the Credit Facility to repay and cancel a portion of the total commitment under the Credit Facility equal to the net proceeds thereof up to a maximum of $200,000.

NOTE 15. SEGMENTED INFORMATION

Capital expenditures and acquisitions[2]	12,180	25,597	-	3,872	41,649
Goodwill	53,710	23,273	-	-	76,983
Total assets	485,401	192,144	-	30,768	708,313

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

	For the Nine Months Ended September 30, 2007				
	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	257,399	104,735	-	655	362,789
Inter segment revenue[1]	538	-	(538)	-	-
Operating expense	174,397	79,433	(538)	-	253,292
Amortization and accretion expense	15,029	10,647	-	4,203	29,879
Net margin	68,511	14,655	-	(3,548)	79,618
Selling, general and administrative	-	-	-	39,070	39,070
Interest expense	-	-	-	8,570	8,570
Operating income	68,511	14,655	-	(51,188)	31,978
Capital expenditures and acquisitions[2]	42,810	44,447	-	17,318	104,575
Goodwill	62,280	41,317	-	-	103,597
Total assets	561,233	310,799	-	36,137	908,169

	For the Nine Months Ended September 30, 2006				
	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	259,608	58,935	-	-	318,543
Inter segment revenue[1]	-	-	-	-	-
Operating expense	155,670	41,228	-	-	196,898
Amortization and accretion expense	15,186	7,721	-	1,435	24,342
Net margin	88,752	9,986	-	(1,435)	97,303
Selling, general and administrative	-	-	-	31,380	31,380
Interest expense	-	-	-	5,241	5,241
Operating income – continuing operations	88,752	9,986	-	(38,056)	60,682
Operating income – discontinued operations	-	1,657	-	-	1,657
Capital expenditures and acquisitions[2]	57,263	150,655	-	10,605	218,523
Goodwill	53,710	23,273	-	-	76,983
Total assets	485,401	192,144	-	30,768	708,313

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

The Western division's 2006 comparative information in this note has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some senior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

	For the Three Months Ended September 30, 2007				
	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	93,493	39,823	-	42	133,358
Inter segment revenue[1]	105	-	(105)	-	-
Operating expense	61,618	29,278	(105)	-	90,791
Amortization and accretion expense	5,604	3,184	-	2,078	10,866
Net margin	26,376	7,361	-	(2,036)	31,701
Selling, general and administrative	-	-	-	13,545	13,545
Interest expense	-	-	-	3,632	3,632
Operating income	26,376	7,361	-	(19,213)	14,524
Capital expenditures and acquisitions[2]	19,738	11,560	-	8,039	39,337
Goodwill	62,280	41,317	-	-	103,597
Total assets	561,233	310,799	-	36,137	908,169

	For the Three Months Ended September 30, 2006				
2006	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	95,502	24,795	-	-	120,297
Inter segment revenue[1]	-	-	-	-	-
Operating expense	57,998	16,018	-	-	74,016
Amortization and accretion expense	5,077	3,274	-	524	8,875
Net margin	32,427	5,503	-	(524)	37,406
Selling, general and administrative	-	-	-	11,182	11,182
Interest expense	-	-	-	1,378	1,378
Operating income – continuing operations	32,427	5,503	-	(13,084)	24,846
Operating income – discontinued operations	-	-	-	-	-

NEWALTA

Q3 2007
THIRD QUARTER REPORT

FINANCIAL AND OPERATING HIGHLIGHTS

- For the three and nine months ended September 30, 2007, revenue improved 11% and 14% to $133.4 million and $362.8 million respectively, compared to 2006.
- Net earnings of $17.9 million and EBITDA[1] of $29.0 million decreased 11% and 17%, respectively for the third quarter, compared to 2006. Year-to-date, net earnings and EBITDA, were down 38% and 24%, respectively, to $37.6 million and $69.8 million. Compared to Q2 of 2007, EBITDA increased 87%, and when compared to Q1 2007, EBITDA improved by 15%.
- In the Western division ("Western"), compared to the third quarter of last year, revenue was flat and net margin[1] was down 19%. Revenue increased over the first quarter of 2007 by 5% while net margin remained flat. Drilling rig and service rig utilization rates for the third quarter of 2007 remained at 10 year lows at 38% and 55%, respectively. Management has carried out a cost reduction program in the Drill Site business consistent with expected lower activity levels in western Canada into 2008.
- The performance of the Eastern division ("Eastern") in the third quarter continued to be consistent with management's expectations. Revenue was up 61% and net margin increased 34% compared to the same period in 2006. For the first nine months of 2007, revenue and net margin increased 78% and 47%, respectively. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first nine months of 2007 came from the contributions of acquisitions completed in the second half of 2006 in Québec and Atlantic Canada. The outlook for Eastern is positive as internal growth projects of $20.0 million that have been initiated in 2007 should begin to contribute in the fourth quarter of 2007 and 2008.
- SG&A expenses in the third quarter were 10.2% of revenue at $13.5 million, compared to 9.3% last year. The increase is attributable to strengthening the organization for future growth and acquisitions completed. Management's objective for SG&A remains to maintain these expenses at 10%, or less, of revenue for the year.
- Funds from operations[1] decreased 26% in the third quarter and 31% on a year-to-date basis to $24.9 million and $59.6 million. The decline was mainly attributable to the continued reduced natural gas drilling activity levels in Western.
- Cash distributed[1] to unitholders in the third quarter was consistent with the same period in 2006 at $19.2 million. On a year-to-date basis, cash distributed increased by 22% to $67.2 million driven by the increase in the number of trust units outstanding and higher monthly distributions from January to April compared to 2006. Distributions were increased in May of 2006 to $0.185 per unit per month. In 2007, investments of almost $200.0 million will have been made with the anticipated effect of driving increased cash flow in 2008. In spite of reduced performance in 2007, distributions have been maintained.

- Maintenance capital expenditures[1] in the quarter were $5.3 million or 34% lower than the third quarter in 2006. Growth capital expenditures in the quarter were $22.5 million compared to $16.6 million in 2006. For the year, maintenance capital expenditures are expected to total approximately $20.0 million, while growth capital expenditures are expected to be approximately $100.0 million.
- On October 16, 2007, Eastern acquired the operating assets of Montréal, Québec-based Nova Pb Inc. ("Nova Pb") for a total purchase price of $55.5 million, comprised of $45.5 million in cash with the balance paid through the issuance of 510,690 Trust Units. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest. Nova Pb operates Canada's largest integrated lead battery recycling facility located on a 20 hectare (50 acre) site just outside Montréal. The Nova Pb facility has two kilns which are used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. This facility, if operating at full capacity, has the ability to process up to 200,000 tonnes of used batteries and produce up to 100,000 tonnes of recycled lead per year. Nova Pb employs 115 full-time people and is a leading supplier of custom lead alloys to manufacturers of automotive and industrial batteries.
- In 2007, Newalta continued an aggressive acquisition program to establish a greater presence its core markets. Including the acquisition of Nova Pb, the combined investment in acquisitions was $93.1 million. Acquisitions and growth capital investments completed in 2007 were funded through debt. In early October, management took steps to diversify its debt composition and maturities to include an amended two-year credit facility with borrowing capacity of up to $425.0 million (previously $280.0 million) and an offering to issue $100.0 million in 7.0% convertible unsecured subordinated debentures.
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 2.57:1 and working capital of 1.92:1.
- On a trailing twelve-month basis at September 30, 2007, the return on capital, excluding SG&A allocations, was 28% for Western and 16% for Eastern. Newalta's corporate three-year average return on capital at September 30, 2007 was 23%.
- Newalta entered into an amended credit agreement on October 12, 2007 which provides for a $425.0 million extendible revolving credit facility which will be used to fund growth capital expenditures, for general corporate purposes and for the issuance of financial security to third parties. As at September 30, 2007, Newalta's unused capacity on its credit facility was approximately $204.7 million, net of outstanding letters of credit in the amount of $40.1 million, and after giving effect to the Nova Pb acquisition and applying the net proceeds of the convertible debenture issue.
- On October 22, 2007, Newalta announced the offering of $100.0 million of convertible unsecured subordinated debentures on a bought deal basis. The offering is expected to close on or about November 16, 2007. The debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the debentures. The net proceeds of the offering will be used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital and will not reduce the total amount of funds available under the new amended credit facility. In addition, the underwriters of the debentures have the option to purchase up to an additional $15.0 million in debentures within thirty days of the closing.
- Newalta completed an equity financing on January 26, 2007 through the issuance of 3.0 million trust units at $26.10 per unit for total gross proceeds of $78.3 million ($74.1 million net) the proceeds of which were used to repay outstanding indebtedness incurred to fund acquisitions and growth capital completed in 2006.
- In the third quarter of 2007, the implementation of the new SAP information system in the Western division was successfully completed. The implementation of the system in eastern Canada is expected to be completed by the end of the first half of 2008. The implementation of the SAP system across Canada will provide Newalta with a solid platform for the future growth of the business.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	**Q3 2007**	Q3 2006	% Increase (Decrease)	**YTD 2007**	YTD 2006	% Increase (Decrease)
Revenue	**133,358**	120,297	11	**362,789**	318,543	14
Net earnings	**17,893**	20,136	(11)	**37,576**	60,209	(38)
per unit ($), basic	**0.44**	0.55	(20)	**0.94**	1.73	(46)
per unit ($), diluted	**0.43**	0.54	(20)	**0.93**	1.71	(46)
per unit ($) – continuing operations	**0.44**	0.55	(20)	**0.94**	1.68	(44)
per unit ($) – discontinued operations	-	-	-	-	0.05	(100)
EBITDA[1]	**28,980**	35,099	(17)	**69,771**	91,922	(24)
Trailing 12 month EBITDA	**n/a**	n/a	n/a	**98,209**	117,318	(16)
Trailing 12 month EBITDA – continuing ops.	**n/a**	n/a	n/a	**98,209**	115,662	(15)
Funds from operations[1]	**24,873**	33,758	(26)	**59,560**	86,023	(31)
per unit ($)	**0.61**	0.92	(34)	**1.49**	2.47	(40)
per unit ($) – continuing operations	**0.61**	0.92	(34)	**1.49**	2.45	(40)
per unit ($) – discontinued operations	-	-	-	-	0.02	(100)
Maintenance capital expenditures	**5,257**	7,970	(34)	**11,008**	16,142	(32)
Distributions declared	**22,526**	20,405	10	**67,188**	55,463	21
per unit – ($)	**0.56**	0.56	-	**1.67**	1.59	5
Cash distributed[1]	**19,211**	19,080	1	**56,918**	46,809	22
Growth and acquisition capital expenditures	**34,080**	33,681	1	**93,567**	202,380	(54)
Weighted average units outstanding (000s)	**40,579**	36,734	10	**40,056**	34,774	15
Total units outstanding (000s)	**40,643**	36,799	10	**40,643**	36,799	10
Trading price – high	**25.92**	33.65	(23)	**28.25**	33.80	(16)
Trading price – low	**18.57**	33.08	(44)	**18.57**	26.25	(29)
Average daily trading volume	**125,262**	79,298	58	**144,667**	98,268	47

(1) These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,	
($000s)	**2007**	2006	**2007**	2006
Net earnings[1]	**17,893**	20,136	**37,576**	60,209
Add back (deduct):				
Current income taxes	**209**	103	**872**	319
Future income taxes[1]	**(3,578)**	4,607	**(6,470)**	1,811
Interest expense	**3,632**	1,378	**8,570**	5,241
Interest revenue	**(42)**	-	**(656)**	-
Amortization and accretion[1]	**10,866**	8,875	**29,879**	24,342
	28,980	35,099	**69,771**	91,922

Includes related amounts from discontinued operations for the 2006 periods(1). See note 4 to the consolidated interim financial statements for the breakdown for the three and nine months ended September 30, 2006.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,	
($000s)	**2007**	2006	**2007**	2006
Cash from operating activities	**20,446**	24,604	**32,501**	82,136
Add back (deduct):				
Changes in working capital	**4,094**	8,961	**26,229**	3,128
Asset retirement costs incurred	**333**	193	**830**	759
	24,873	33,758	**59,560**	86,023

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,	
($000s)	**2007**	2006	**2007**	2006
Distributions declared	**22,526**	20,405	**67,188**	55,463
Add:				
Opening distributions payable	**7,490**	6,779	**6,835**	4,794
Less:				
	(7,519)	(6,808)	**(7,519)**	(6,808)
Distributions reinvested through	**(3,286)**	(1,296)		
DRIP			**(9,586)**	(6,640)
Cash distributed	**19,211**	19,080	**56,918**	46,809

"Maintenance capital expenditures" are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash distributed, net margin, return on capital and maintenance capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which is available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that

used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term cash management. Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and nine months ended September 30, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and nine months ended September 30, 2006.

Information for the three and nine months ended September 30, 2007, along with comparative information for 2006, is provided.

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec/Atlantic Canada. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations. The following Management's Discussion and Analysis provides management's interpretation of the results of the business the Western and Eastern divisions and overall.

This Management's Discussion and Analysis is dated November 7, 2007 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Newalta's third quarter results were consistent with market conditions across Canada. Management's strategy to diversify earnings through acquisitions completed in eastern Canada helped to counter the continued weakness in western Canada's natural gas drilling. The eastern operations have diversified Newalta's revenue base lessening the Fund's dependence on oil and gas related services. The anticipated return on capital for the eastern operations is consistent with management's expectation of approximately four years after integration is complete. Overall, revenue increased 11% and net margin was down 15% compared to the same period in 2006, while revenue and net margin in the third quarter were up 13% and 11%, respectively over the first quarter of 2007. The diversification of Newalta's services contributed to the gains and the change in the business mix impacted the overall net margin as a percentage of revenue.

Compared to the third quarter of last year, Western's revenue was flat and net margin was down by 19%, however, revenue increased over the first quarter of 2007 by 5% while net margin remained flat. Drilling rig and service rig activity levels for the third quarter remained at 10 year low levels at 38% and 55%, respectively in 2007. Management has completed a cost reduction program in the Drill Site business unit early in the fourth quarter of 2007 as slower activity levels in western Canada are anticipated to continue into 2008. The full benefits of this program are anticipated to be seen in the first quarter of 2008.

The performance of Eastern in the third quarter continued to be positive, delivering strong revenue and net margin growth. Revenue was up 61% and net margin increased 34% compared to the same period in 2006. For the first nine months of 2007 revenue and net margin increased 78% and 47%, respectively. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first nine months of 2007 came from the contributions of acquisitions completed in the second half of 2006 in Québec and Atlantic Canada. Subsequent to the end of the third quarter, Newalta acquired the lead battery recycling facility of Nova Pb Inc. ("Nova Pb") located just outside Montréal, Québec for a total purchase price of $55.5 million comprised of $45.0 million paid in cash at closing and $0.5 million cash payable in 2008, with the balance funded through the issuance of 510,690 trust units. This acquisition complements Eastern's asset base and will provide processing capability to expand services in the eastern Canadian market.

In 2007, Newalta continued an aggressive acquisition program to establish a greater presence in its core markets. Including the recent acquisition of Nova Pb, the combined acquisition investments totalled $93.1 million. As at September 30, 2007, Western's trailing twelve-month return on capital, excluding any corporate SG&A allocation, was 28% while Eastern's return on capital was 16%. Newalta's corporate three year average return on capital at September 30, 2007 was 23%.

To finance these acquisitions and growth capital for 2007, Newalta entered into an amended credit facility agreement subsequent to the end of the third quarter which increased the credit facility from $280.0 million to $425.0 million. The amended credit facility has a two-year term with some minor changes to the financial covenants (see LIQUIDITY AND CAPITAL RESOURCES). In addition, on October 22, 2007, the Fund announced the offering of $100.0 million of convertible unsecured subordinated debentures (the "Debentures") on a bought deal basis. The offering is expected to close on or about November 16, 2007. The Debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering will be used to repay outstanding indebtedness of Newalta and will not reduce the total amount of funds available under the new amended credit facility. As at September 30, 2007, Newalta's unused capacity on its credit facility was approximately $204.7 million, net of outstanding letters of credit in the amount of $40.1 million, and after giving effect to the Nova Pb acquisition and applying the net proceeds of the convertible debenture issue.

RESULTS OF OPERATIONS

Third quarter revenue increased $13.1 million, or 11%, to $133.4 million compared to $120.3 million in 2006. On a year-to-date basis revenue increased $44.2 million, or 14%, to $362.8 million compared to $318.5 million for the same period in 2006. The majority of both the current quarter and year-to-date revenue growth relates to acquisitions completed in Québec and Atlantic Canada in the second half of 2006. Operating expenses, as a percentage of revenue, increased to 68% in the three months ended September 30, 2007 and averaged 70% of year-to-date revenue. These ratios increased compared to the third quarter and nine months ended September 30, 2006, in which operating expenses were 62% of each period's revenue. Funds from operations decreased 26% to $24.9 million for the three months ended September 30, 2007 and 31% to $59.6 million for the nine months ended September 30, 2007.

For the three months ended September 30, 2007, cash distributed was consistent with the same period in 2006 at $19.2 million despite an increase of 3.8 million trust units year-over-year due to an increased participation in the Distribution Reinvestment Plan (the "DRIP") of Newalta. Cash distributed for the first nine months of the year in 2007 increased 22% over the first nine months of 2006 to $56.9 million, due to an increase in monthly distributions effective in May of 2006 and a higher number of trust units outstanding. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. The Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will contribute to stronger results in 2008.

WESTERN

Western operates over 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. In 2006, Newalta began investing in eastern Canada with the goal of diversifying the Fund's sources of revenue and reducing its reliance on crude oil and natural gas commodity price driven services. In the third quarter, Western accounted for 62% of Newalta's total assets, generated 70% of Newalta's revenue and 78% of Newalta's combined net margin in the third quarter of 2007 compared with 69%, 79% and 87% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing over 30 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	- base oils
Water disposal	Drilling fluid sales and service	- refinery feedstock
Landfills	Post-drilling remediation	- industrial fuels
Onsite services	Well abandonment	- carrier fluids (e.g. drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, natural gas drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributed approximately 51% of Western's total year-to-date revenue with Drill Site and Industrial each contributing approximately 18% and 31%, respectively.

The following table compares the third quarter of 2007 and year-to-date 2007 results to third quarter of 2006 and year-to-date 2006:

($000s)	**Q3 2007**	Q3 2006	% Change	**YTD 2007**	YTD 2006	% Change
Revenue – external	**93,493**	95,502	(2)	**257,399**	259,608	(1)
Revenue – internal	**105**	-	n/a	**538**	-	n/a
Operating costs	**61,618**	57,998	6	**174,397**	155,670	12
Amortization and accretion	**5,604**	5,077	10	**15,029**	15,186	(1)
Net margin	**26,376**	32,427	(19)	**68,511**	88,752	(23)
Net margin as % of revenue	**28%**	34%	(18)	**27%**	34%	(21)
Maintenance capital	**3,802**	4,787	(21)	**7,464**	10,465	(29)
Growth capital	**6,150**	7,393	(17)	**19,649**	23,305	(16)

Weak drilling rig and service rig utilization, which were both at 10 year lows for the third quarter, continued to impact Western's net margin. The low service rig activity contributed to lower waste volumes received at Newalta's fixed facility network in the third quarter 2007 compared to the same period in 2006. With a high fixed component to the facilities' operating costs, a decrease in revenue has a direct impact on net margin. Current natural gas pricing is expected to result in drilling rig utilization and market activity being at depressed levels for the remainder of 2007 and well into 2008.

The Oilfield business unit's waste processing volumes and crude oil recovery volumes returned to seasonal levels in the third quarter but were still lower than the record year in 2006. In the quarter, Oilfield waste volumes decreased approximately 9% from the same period in 2006 and prices decreased by 6% due to the overall mix of waste received in the third quarter. On a year-to-date basis Oilfield's volumes have decreased by 5%.

The mix of waste products resulted in an overall increase of 7% in crude oil volumes recovered to Newalta's account in the third quarter. The average price of oil sold in the quarter was down 8% due to a heavier mix of crude sold and the effect of the rising Canadian dollar relative to the U.S. dollar. Crude oil sales compared to last year increased $1.9 million for the quarter mainly due to the recognition of deferred revenue of $1.8 million related to previously recovered crude oil that was released from storage. On a year-to-date basis, compared to last year, recovered crude oil volumes were down 11% and the average oil price was down 7%. On a year-to-date basis sales decreased 17%.

The table below reflects the changes in the Drill Site business unit's utilization rates of its rental equipment, Drill Site's core services, for the current quarter and the first nine months of 2007 compared to their respective prior year periods:

	Q3 2007	Q2 2007	% Change	**Q3 2007**	Q3 2006	% Change	**YTD 2007**	YTD 2006	% Change
Utilization rates (%)									
Equipment in Canada	**20**	10	100	**20**	33	(39)	**21**	51	(59)
Equipment in the U.S.	**56**	75	(25)	**56**	74	(24)	**68**	87	(22)
Total Drill Site rental equipment	**25**	16	56	**25**	35	(29)	**24**	45	(47)

The performance of the Drill Site business unit was down compared to last year but increased significantly compared to the second quarter of 2007. Year-over-year, equipment utilization rates declined consistent with the drop in drilling rig utilization rates which were down from 63% in Q3 2006 to 38% in Q3 2007. In 2007, management redeployed equipment to the U.S. where demand has been stronger, increasing overall asset utilization with 21 units in the U.S. during the third quarter of 2007 compared to 4 units in the same period in 2006 (19 units in the second quarter of 2007). Current natural gas pricing is expected to result in drilling rig utilization and market activity in western Canada being at depressed levels for the remainder of 2007 and well into 2008. Management initiated cost reduction measures early in the fourth quarter which consisted mainly of downsizing the Drill Site group and a continued focus on optimizing the utilization of Drill Site's rental equipment fleet.

Activity levels and performance in the Industrial business unit were consistent year-over-year for both the quarter and nine months ended September 30, 2007. Revenues was up compared to last year which was offset by increased fixed costs resulting in flat performance compared to 2006.

During the year, Western added to its filtration services through the acquisition of the operating assets of Panaco Fluid Filtration Systems Ltd. effective April 1, 2007. Effective July 5, 2007, the operating assets of New West Fluid Management Inc. were acquired which extended Newalta's ability to provide abandonment and site restoration services to its drilling waste customers. The details of these acquisitions are outlined below:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
April 1, 2007	Panaco Fluid Filtration Systems Ltd.	Rocky Mountain House, Alberta	5.9 million	- 15 people - Onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations
July 5, 2007	New West Fluid Management Inc.	Medicine Hat, Alberta	9.8 million	- 30 people and 12 technical field consultants - Site remediation and abandonment - Fleet of 15 vacuum trucks
Total Western Acquisitions			**15.7 million**	

Maintenance capital expenditures decreased by $1.0 million when compared with the third quarter of 2006 and by $3.0 million for the first nine months of 2007. The lower maintenance capital required is a reflection of the lower utilization of the drill site assets in 2007 compared to record rates in 2006. Growth capital expenditures of $8.0 million in the quarter consisted primarily of productivity improvements at Oilfield facilities.

The outlook for the Oilfield and Industrial business units is positive heading into the historically seasonally strong fourth quarter, while the Drill Site business unit will continue to be impacted by the weak natural gas drilling market. Newalta's management will continue to exploit opportunities to improve the utilization of assets by moving idle units into areas with the highest demand levels.

EASTERN

Eastern was created in January 2006 through an acquisition with operations in Ontario and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of over 30 facilities. This network features an engineered non-hazardous solid waste landfill that handles approximately 650,000 metric tonnes of waste per year and, based on current volumes, has an estimated remaining life of 13 years. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, the Land Disposal Regulations ("LDR"), scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to crude oil and natural gas prices and natural gas drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the third quarter, Eastern accounted for approximately 34% of Newalta's total assets, generated 30% of Newalta's total revenue and 22% of Newalta's combined net margin compared with 27%, 21% and 15% respectively, in the same period in 2006.

The table below compares the third quarter and first nine months of 2007 results to the same periods in 2006:

($000s)	**Q3 2007**	Q3 2006	% Change	**YTD 2007**	YTD 2006[1]	% Change
Revenue – external	**39,823**	24,795	61	**104,735**	58,935	78
Revenue – internal	**-**	-	-	**-**	-	-
Operating costs	**29,278**	16,018	83	**79,433**	41,228	93
Amortization and accretion	**3,184**	3,274	(3)	**10,647**	7,721	38
Net margin – continuing operations	**7,361**	5,503	34	**14,655**	9,986	47
Net margin as % of revenue	**18%**	22%	(18)	**14%**	17%	(18)
Net margin – discontinued operations	**-**	-	-	**-**	1,657	(100)
Maintenance capital	**1,357**	3,077	(56)	**3,142**	5,160	(39)
Growth capital	**8,395**	5,880	43	**19,409**	8,450	130

The performance of Eastern in the third quarter was consistent with market conditions. For the quarter revenue was up 61% and net margin increased 34%. Acquisitions completed in the second half of 2006 in the Québec/Atlantic Canada business unit contributed to all of Eastern's revenue increase year-over-year for both the quarter and year-to-date.

The Québec/Atlantic Canada business unit was established in the second half of 2006 through five acquisitions. The integration has proceeded smoothly and operating results are consistent with management's expectations for the trailing twelve-months. In 2007, Newalta added top calibre talent to complement the core management group. The 2007 capital program is underway with the expectation of delivering growth in 2008.

The Ontario business unit delivered lower revenue for the quarter and revenue was flat for the nine months ended September 30, 2007. In the third quarter, landfill volumes decreased 19% due to project delays and the timing of waste receipts as the market adjusted to the first phase of the new LDR regulations which were implemented on August 31, 2007. Newalta anticipates that customers will resume normal waste shipping schedules in the fourth quarter as the market adjusts to these new regulations. Pricing was consistent with the prior year. The performance of the service centers reflected lower waste receipts which were mostly offset by higher average prices.

Newalta has invested $19.4 million in growth capital for Eastern on a year-to-date basis. Most of this capital has been directed at either new facilities or preparing existing facilities to treat waste streams in accordance with the new LDR regulations. These investments will position Eastern to capitalize on new waste management opportunities presented by the evolving regulatory environment in Ontario.

In the first nine months of 2007, management executed four asset acquisitions to increase geographic reach and market penetration in Ontario, Québec and New Brunswick. Subsequent to the end of the third quarter Newalta announced the acquisition of the lead battery recycling assets of Nova Pb which operates Canada's largest integrated lead battery recycling facility located on a 20 hectare (50 acre) site just outside Montréal. The Nova Pb facility has two kilns which are used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest.

The results of operations of the acquisitions outlined in the table below have only been reflected in Newalta's results from the acquisition dates. Management anticipates improved results from these operations for the remainder of 2007 and 2008 as these assets are integrated into operations:

May 1, 2007	3 private firms collectively referred to as Groupe Envirex	Québec	8.1 million	- Four centrifuges servicing the Québec refinery and petrochemical market - Eight vacuum trucks and pressure washers - Household waste, small industrial waste generator and soil treatment business
May 1, 2007	EcoloSite Inc.	Ontario	3.1 million	- One facility - 13 people - Mobile onsite treatment services
June 1, 2007	Eastern Environmental Services Ltd.	New Brunswick	9.3 million	- Transfer station and processing facility in Sussex, New Brunswick - 30 people - Satellite office in Bedford, Nova Scotia
July 6, 2007	Bucke Environmental Services & Transportation Inc.	Ontario	1.4 million	- 4 vacuum trucks and related assets
November 1, 2007	Nova Pb Inc.	Québec	55.5 million	- Canada's largest integrated lead battery recycling facility in Ville Ste-Catherine, Québec - Capacity to process up to 200,000 tonnes of lead batteries and produce up to 100,000 tonnes of recycled lead - 115 full-time people
Total Eastern Acquisitions			**77.4 million**	

The outlook for the remainder of the year for Eastern is positive. Management's priorities are to capture growth through market penetration and to improve returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth.

CORPORATE AND OTHER

($000s)	**Q3 2007**	Q3 2006	% Change	**YTD 2007**	YTD 2006	% Change
Selling, general and administrative expenses	**13,545**	11,182	21	**39,070**	31,380	25
as a % of revenue	**10.2**	9.3	10	**10.8**	9.9	9
Amortization and accretion	**10,866**	8,875	22	**29,879**	24,342	23
as a % of revenue	**8.1**	7.4	10	**8.2**	7.6	8
Interest expense	**3,632**	1,378	164	**8,570**	5,241	64

The increase in selling, general and administrative ("SG&A") expense is attributable to strengthening the organization for future growth as well as SG&A costs associated with acquisitions completed during the year. SG&A is also affected by operating costs associated with the maintenance of the new financial information system implemented in 2007 which was phased into Eastern's accounting system in the third quarter. Management has been able to use its experience in implementing the new system in the west to create a smooth transition in the eastern Canadian operations. It is anticipated that both operations and accounting will be fully integrated and using the new system by the end of the second quarter of 2008. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year. Compared to the first and second quarters of 2007, SG&A is trending lower as a percentage of revenue.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion have increased less than 1% year-over-year, consistent with expectations.

The increase in interest expense for both the three and nine months ended September 30, 2007 compared to the same periods in 2006 is due to an increase in the average debt level. At September 30, 2007, long-term debt was $230.8 million compared with $166.3 million at December 31, 2006. The average debt level increase is the result of current year acquisitions totalling $37.6 million, growth capital initiatives totalling $57.8 million year-to-date as well as the funding of working capital outstanding at year end and distributions in excess of current period cash flow. These were offset in part by the proceeds from the equity financing that was completed in January 2007 pursuant to which the Fund issued 3.0 million trust units at $26.10 per unit for net proceeds of $74.1 million. Newalta's working capital ratio was 1.92:1 at September 30, 2007 compared with 2.04:1 at June 30, 2007 and 1.37:1 at December 31, 2006.

A current tax expense of $0.2 million was recorded in the quarter compared to current income tax expense of $0.1 million in 2006. The increased expense is due to Newalta's higher capitalization in 2007 compared to 2006 and increased size of operations in eastern Canada, resulting in higher provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2010 at the earliest, with the exception of U.S. federal, state and Canadian provincial capital taxes. Future income tax recoveries year-to-date increased by $8.3 million from an expense of $1.8 million in 2006 to a recovery of $6.5 million in 2007. The increase in future income tax recoveries for the three and nine months ended September 30, 2007 is due to lower taxable earnings.

The specified investment flow-through ("SIFT") legislation, first announced on October 31, 2006, has been enacted. These rules will impose a tax at the trust level on distributions of certain income from a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to holders of trust units of a SIFT. The new distribution tax will apply to Newalta commencing in 2011 assuming Newalta does not exceed "normal growth" prior to that date and distributions that have been subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for holders of trust units of a SIFT. There was no immediate impact on the Fund's interim consolidated financial statements. For further information about the impact on future income taxes please refer to CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in this MD&A.

As at November 7, 2007, the Fund had 41,215,628 trust units outstanding and outstanding rights to acquire up to 2,366,425 trust units.

On October 22, 2007, Newalta announced the offering of $100.0 million of Debentures. The offering is expected to close on or about November 16, 2007. Each $1,000 Debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price")) at any time at the option of the holders of the Debentures. In addition, the underwriters of the Debentures have the option to purchase up to an additional $15.0 million in Debentures within thirty days of the closing. The Debentures are redeemable by the Fund at a price of $1,000 per Debenture after November 30, 2010 and on or before November 30, 2011 (provided that the current market price of the trust units of the Fund on the date on which the notice of redemption is given is not less than 125% of the Conversion Price) and at a price equal to $1,000 per Debenture after November 30, 2011 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

Upon the maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the

Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2007			2006				2005
($000s except per unit data)	**Q3**	Q2	Q1	Q4	Q3	Q2	Q1[1]	Q4
Revenue	**133,358**	111,594	117,837	122,498	120,297	96,082	102,162	86,663
Operating income	**14,524**	3,799	13,665	16,209	24,846	14,363	21,445	18,862
Net earnings	**17,893**	6,716	12,966	15,356	20,136	22,685	17,388	14,445
Continuing Operations	**17,893**	6,716	12,966	15,528	20,136	21,213	17,175	14,445
Discontinued Operations	-	-	-	(172)	-	1,472	213	-
Earnings per unit ($)	**0.44**	0.17	0.33	0.42	0.55	0.62	0.56	0.51
Continuing Operations	**0.44**	0.17	0.33	0.42	0.55	0.58	0.55	0.51
Discontinued Operations	-	-	-	(0.00)	-	0.04	0.01	-
Diluted earnings per unit ($)	**0.43**	0.16	0.33	0.41	0.54	0.61	0.54	0.50
Continuing Operations	**0.43**	0.16	0.33	0.41	0.54	0.57	0.54	0.50
Discontinued Operations	-	-	-	(0.00)	-	0.04	0.00	-
Weighted average units – basic	**40,579**	40,361	39,209	36,860	36,734	36,381	31,291	28,597
Weighted average units – diluted	**40,725**	40,562	39,445	37,282	37,279	37,000	31,917	29,066

(1) The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to assess due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. The increases in revenue, operating income and net earnings in Q4 of 2005 were driven primarily by growth in the Western division. Two-thirds of the revenue growth in Western was attributable to Drill Site related acquisitions and growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from the expansion of Drill Site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the establishment of the Eastern division by way of acquisition. The Eastern division added approximately $20.0 million in revenue each quarter in 2006. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the natural gas drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during the first quarter which was followed by continued weakness in the second quarter further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In the third quarter operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, consistent with the continued weakness in the western Canadian natural gas drilling market. In January of 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $78.3 million at September 30, 2007 compared with $78.8 at June 30, 2007 and $36.1 million at December 31, 2006. At current activity levels, working capital of $78.3 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. Despite the current natural gas drilling industry conditions, management views the credit risk to be normal. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at September 30, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 1.92 times (at December 31, 2006 and June 30, 2007 the ratio was 1.37 times and 2.04 times respectively). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of securities from treasury. Subsequent to the quarter, Newalta announced an offering of $100.0 million of Debentures. The proceeds from the sale of the Debentures will be used to repay outstanding indebtedness on Newalta's credit facility. Newalta's primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through September 2007 or $2.22 annually. In 2006, monthly distributions declared were $0.165 per month from January to April and $0.185 for the remainder of the year. The Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will contribute to stronger results in 2008.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	**Q3 2007**	**YTD 2007**	Fiscal 2006	Fiscal 2005	Fiscal 2004
Cash flow generated from operating activities	**20,446**	**32,501**	111,963	71,732	49,718
Distributions declared	**(22,526)**	**(67,188)**	(75,923)	(49,602)	(39,659)
Cash excess (shortfall)	**(2,080)**	**(34,687)**	36,040	22,130	10,059
Net earnings	**17,893**	**37,576**	75,565	46,978	36,205
Distributions declared	**(22,526)**	**(67,188)**	(75,923)	(49,602)	(39,659)
Net earnings (shortfall) excess	**(4,633)**	**(29,612)**	(358)	(2,624)	(3,454)

For both the third quarter and year-to-date, cash flow generated from operating activities and net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Based on this analysis, management does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Distributions declared in excess of cash flow generated from operating activities in the short term have been funded by drawing on the Corporation's credit facility, the Fund's DRIP program which produced $9.6 million in distributions that have been reinvested by unitholders year to date and cash received through the exercise of rights by employees and directors of $3.2 million. The net earnings shortfall is mainly attributable to amortization and accretion expense of $29.9 million. The majority of the assets related to this expense are funded by drawing on the fund's credit facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases. For a discussion of the annual trends please refer to page 14 of the Fund's Management's Discussion and Analysis for the year ended December 31, 2006.

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	**Q3 2007**	Q3 2006	**YTD 2007**	YTD 2006
Growth capital	**22,484**	17,041	**55,974**	41,843
Acquisitions	**11,596**	16,640	**37,593**	160,537
Total growth capital and acquisitions	**34,080**	33,681	**93,567**	202,380
Maintenance capital	**5,257**	7,970	**11,008**	16,142
Total acquisitions and capital expenditures	**39,337**	41,651	**104,575**	218,522

Growth capital and acquisitions to date in 2007 have been funded by drawing on the Corporation's credit facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments was originally budgeted for 2007. Management revised this amount to $100.0 million, eliminating additional Drill Site growth capital investments at this time. The 2007 growth capital program includes $26.0 million in corporate investments that primarily relate to the implementation of a new information technology system throughout Canada and approximately $12.0 million in leasehold improvements (before $5.7 million in tenant improvement recoveries) for the new corporate head office which is expected to be completed in the fourth quarter of 2007. The remaining $62.0 million is being invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management estimates that the total maintenance capital expenditures for the year will be approximately $20.0 million. These expenditures will vary from quarter-to-quarter and year-to-year depending on the utilization of the assets. For fixed facilities maintenance capital expenditures tend to be relatively consistent year-over-year, while equipment that is rented out to customers will fluctuated based on its usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of cash flow generated from operating activities. It is not anticipated that the short term deficit of cash flow generated from operating activities will impact future distributions as the Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will contribute to stronger results in 2008.

On October 12, 2007, Newalta's management took steps to diversify its capital resources and maturity of its capital resources and arranged a new amended credit facility with a two-year term. Newalta replaced its previous credit facilities (comprised of a $35.0 million dollar operating facility and a $245.0 million extendible term credit facility) with a $425.0 million extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At September 30, 2007, letters of credit and bonds issued as financial security to third parties totalled $53.9 million. Of this amount, $40.1 million is committed on the Corporation's credit facility which provides for $60.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

The second part of the diversification strategy included the issuance of the Debentures announced on October 22, 2007. The offering is expected to close on or about November 16, 2007. The Debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering will be used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital and will not reduce the total amount available under the Credit Facility. The Debentures are not included in the definition of funded debt for the purposes of calculating financial covenants in the Credit Facility.

The Corporation has entered into a letter agreement with J.P. Morgan Securities Inc. and CIBC World Markets Inc. (collectively, the "Agents") pursuant to which the Agents have agreed to act as placement agents, on a best efforts basis, in connection with a possible offering by the Corporation of approximately $150.0 million of debt securities (the "Debt Securities") on a private placement basis. There can be no assurance that all or any portion of such private placement will be completed. Upon each issuance of Debt Securities, if any, the Corporation is required under the Credit Facility to repay and cancel a portion of the total commitment under the Credit Facility equal to the net proceeds thereof up to a maximum of $200.0 million.

As at September 30, 2007, the Fund had drawn $230.8 million on its credit facility compared to $166.3 million outstanding at December 31, 2006, an increase of $64.5 million. The increase was due to recent acquisitions completed for a total of $37.6 million, growth capital to date of $57.8 million and distributions in excess of cash flow generated from operating activities of $34.8 million (which includes net changes in working capital). These were offset by an equity financing completed in January 2007 pursuant to which the Fund issued 3.0 million trust units for net proceeds of $74.1 million. As at September 30, 2007, after giving effect to the Nova Pb acquisition and applying the net proceeds of the convertible debenture issue, Newalta's unused capacity on its credit facility was approximately $204.7 million (net of outstanding letters of credit in the amount of $40.1 million).

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

	September 30, 2007	Threshold
Current Ratio[1]	**1.92:1**	1.20:1 minimum
Funded Debt to EBITDA[2]	**2.57:1**	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	**2.02:1**	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the fourth quarter of 2008 this threshold will decrease to 2.50:1.00.

(4) Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (include amounts under capital leases), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund.

During the three and nine months ended September 30, 2007, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and nine months ended September 30, 2007 was $0.1 million and $0.4 million, respectively ($0.1 million and $0.7 million for the same periods in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and nine months ended September 30, 2007 was $0.2 million and $1.2 million, respectively ($0.2 million and $1.1 million for the same periods in 2006).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first half of 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. The increase of $13.6 million since December 31, 2007 relates entirely to acquisitions completed in 2007. Management tests the valuation of goodwill at each September 30 period end and did not see any impairment in the goodwill balance recorded.

FUTURE INCOME TAXES

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at September 30, 2007 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The New Tax Legislation permits "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Limit (% of October 31, 2006 Market Capitalization)	Newalta's Market Capitalization ($)	Newalta's Safe Harbour Limit ($)
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			**1.218 billion**

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt of the Fund itself that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the Fund had no outstanding debt.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes indicate states that the New Tax Legislation may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the New Tax Legislation.

AMORTIZATION AND ACCRETION

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the first nine months of 2007 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2006.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments Disclosures and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Other sections that will be effective January 1, 2008 for the Fund are:

CICA Handbook Section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

CICA Handbook Section 3031, Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows and are not expected to have an effect on the Fund:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when a subsequent increase to the value of inventories occurs

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865 Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying interim consolidated financial statements for the three and nine months ended September 30, 2007 and 2006.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein and are supplemented by those described below.

As a result of its recent acquisition of the assets of Nova Pb, Newalta owns Canada's largest integrated lead battery recycling facility which sells recycled lead alloys to the automotive and industrial battery manufacturing industries. The primary source of raw material for this business is waste lead acid batteries that are purchased from a diversified network of scrap dealers, waste collectors and battery manufacturers. The cost of the waste batteries will fluctuate in relation to lead prices. The business of Newalta is therefore directly affected by fluctuations in the price of lead which are affected by events beyond Newalta's control.

Newalta is also subject to foreign currency risks and foreign exchange exposure as an increasing portion of Newalta's operations are being conducted in the United States. Fluctuations in the Canada/U.S. exchange rate increase the risks that Newalta may experience from foreign exchange fluctuations and may have an adverse effect on Newalta's business and results of operations.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter and nine months ended September 30, 2007, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	**September 30, 2007**	December 31, 2006
Assets		
Current assets		
Accounts receivable	**145,327**	120,621
Inventories	**12,138**	9,238
Prepaid expenses and other	**5,790**	3,729
	163,255	133,588
Notes receivable	**1,452**	1,031
Capital assets	**588,191**	528,085
Intangible assets (Note 3)	**51,674**	50,062
Goodwill (Note 3)	**103,597**	90,078
	908,169	802,844
Liabilities		
Current liabilities		
Accounts payable	**77,411**	90,650
Distributions payable	**7,519**	6,834
	84,930	97,484
Long-term debt (Note 5)	**230,849**	166,271
Future income taxes (Note 6)	**66,440**	72,910
Asset retirement obligations (Note 11)	**20,816**	18,484
	403,035	355,149
Unitholders' Equity		
Unitholders' capital (Note 7)	**481,849**	394,601
Contributed surplus	**1,029**	1,226
Retained earnings	**22,256**	51,868
	505,134	447,695
	908,169	802,844

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME AND RETAINED EARNINGS

($000s except per unit data) (unaudited)	For the Three Months Ended September 30, 2007	2006	For the Nine Months Ended September 30, 2007	2006
Revenue	**133,358**	120,297	**362,789**	318,543
Expenses				
Operating	**90,791**	74,016	**253,292**	196,898
Selling, general and administrative	**13,545**	11,182	**39,070**	31,380
Interest	**3,632**	1,378	**8,570**	5,241
Amortization and accretion	**10,866**	8,875	**29,879**	24,342
	118,834	95,451	**330,811**	257,861
Earnings before taxes	**14,524**	24,846	**31,978**	60,682
Provision for (recovery of) income taxes				
Current	**209**	103	**872**	319
Future	**(3,578)**	4,607	**(6,470)**	1,811
	(3,369)	4,710	**(5,598)**	2,130
Net earnings from continuing operations	**17,893**	20,136	**37,576**	58,552
Earnings from discontinued operations (Note 4)	**-**	-	**-**	1,657
Net earnings and comprehensive income	**17,893**	20,136	**37,576**	60,209
Retained earnings, beginning of period,	**26,889**	57,241	**51,868**	52,226
Distributions (Note 10)	**(22,526)**	(20,405)	**(67,188)**	(55,463)
Retained earnings, end of period	**22,256**	56,972	**22,256**	56,972
Earnings per unit from continuing operations (Note 9)	**0.44**	0.55	**0.94**	1.68
Earnings per unit from discontinued operations (Note 9)	**-**	-	**-**	0.05
Earnings per unit	**0.44**	0.55	**0.94**	1.73
Diluted earnings per unit from continuing operations (Note 9)	**0.43**	0.54	**0.93**	1.66
Diluted earnings per unit from discontinued operations (Note 9)	**-**	-	**-**	0.05
Diluted earnings per unit	**0.43**	0.54	**0.93**	1.71

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended September 30, 2007	2006	For the Nine Months Ended September 30, 2007	2006
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**17,893**	20,136	**37,576**	58,552
Items not requiring cash:				
Amortization and accretion	**10,866**	8,875	**29,879**	24,342
Future income taxes (recovery)	**(3,578)**	4,607	**(6,470)**	1,811
Funds from discontinued operations (Note 4)	**-**	-	**-**	811
Other	**(308)**	140	**(1,425)**	507
	24,873	33,758	**59,560**	86,023
Increase in non-cash working capital	**(4,094)**	(8,961)	**(26,229)**	(3,128)
Asset retirement expenditures incurred	**(333)**	(193)	**(830)**	(759)
	20,446	24,604	**32,501**	82,136
INVESTING ACTIVITIES				
Additions to capital assets	**(24,656)**	(24,602)	**(81,979)**	(59,470)
Net proceeds on sale of capital assets	**133**	120	**1,848**	388
Acquisitions (Note 3)	**(11,548)**	(14,738)	**(36,808)**	(149,373)
Proceeds on disposal of discontinued operations	**-**	135	**-**	2,807
	(36,071)	(39,085)	**(116,939)**	(205,648)
FINANCING ACTIVITIES				
Issuance of units	**(3)**	474	**77,328**	189,125
Increase (decrease) in debt	**34,779**	32,968	**64,578**	(19,056)
Settlement of acquired debt (Note 3)	**(48)**	-	**(785)**	-
Decrease in notes receivable	**108**	119	**235**	252
Distributions to unitholders (Note 10)	**(19,211)**	(19,080)	**(56,918)**	(46,809)
	15,625	14,481	**84,438**	123,512
Net cash inflow	**-**	-	**-**	-
Cash – beginning of period	**-**	-	**-**	-
Cash - end of period	**-**	-	**-**	-
Supplementary information:				
Interest paid	**3,361**	1,483	**8,182**	5,053
Income taxes paid	**210**	299	**717**	4,400

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2006 as contained in the Annual Report for fiscal 2006.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2006 except as noted in the following paragraphs.

Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

The CICA issued Handbook section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2008, the new accounting standard, CICA Handbook Section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

Effective January 1, 2008, Newalta will adopt the new accounting standard, CICA Handbook Section 3031, Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

Application of the new Section is not expected to have an impact on the financial statements.

Financial instruments

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading	Fair value and changes in fair value are recognized in net earnings
Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other financial liabilities	Amortized cost

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Long-term debt, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs associated with Other Liabilities have been expensed as incurred. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values of financial assets and liabilities approximate their fair values.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2007 and 2006.

NOTE 2. SEASONALITY OF OPERATIONS

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital investments.

For the Western division ("Western"), the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Western's services and, therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

The Eastern division's ("Eastern") services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically approximately 16 to18% of annual revenue, second quarter revenue is approximately 20 to 25%, the revenue for the third quarter is between 28% to 32% and, finally, fourth quarter revenue is approximately 24% to 29% of annual revenue.

NOTE 3. ACQUISITIONS (NOTE 14)

a) On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5,927 in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, ("Envirex") based out of Québec for a collective purchase price of $8,066 in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of EcoloSite Inc. ("Ecolosite"), based in London, Ontario, for a total purchase price of $3,104, comprised of $2,367 in cash and the assumption of $737 in debt. EcoloSite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Services Ltd. ("Eastern Environmental") were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9,293 in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

Eastern acquired the assets of Bucke Environmental Services & Transportation Inc. ("BEST") effective July 6, 2007 for a total purchase price of $1,435, comprised of $1,387 in cash and the assumption of $48 in debt. The acquired assets include four vacuum trucks and related assets in the Windsor area.

The assets of New West Fluid Management Inc. ("New West") were acquired by the Western division effective July 5, 2007 for a total purchase price of $9,768 in cash. The acquired operations include a fleet of 15 vacuum trucks, 30 people and 12 technical field consultants that provide site remediation and abandonment services.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	Ecolosite	Eastern Environmental	BEST	New West	Total
Cash consideration	5,927	8,066	2,367	9,293	1,387	9,768	36,808
Debt assumed	-	-	737	-	48	-	785
Total Purchase Price	5,927	8,066	3,104	9,293	1,435	9,768	37,593
Net working capital	294	(53)	-	226	-	231	698
Capital assets:							
Land	45	800	-	202	-	-	1,047
Plant & equipment	2,270	4,719	2,539	3,885	1,085	4,037	18,535
Intangibles	500	1,000	-	1,000	350	1,000	3,850
Goodwill	2,818	1,600	581	4,020	-	4,500	13,519
Asset retirement obligations	-	-	(16)	(40)	-	-	(56)
	5,927	8,066	3,104	9,293	1,435	9,768	37,593

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to changes, as management obtains further information.

b) On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 15. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006, Western acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The consideration for this acquisition was comprised of $13,804 in cash and the issuance of 156,260 trust units at a value of $5,000. The two companies manage waste handling and abandonment operations for oil producers and drillers. Results are included from the closing date of June 1, 2006.

The operating assets of Québec-based Norama Industries Inc. ("Norama") were acquired on August 1, 2006 for cash consideration of $10,842. Norama added to the Eastern segment, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, Eastern acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") including a 49% partnership interest in the Labrador Innu Waste Management partnership for $5,798. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	PSC Canada	Treeline	Norama	Island Waste	Total
Deferred costs - paid in 2005	7,175	-	-	-	7,175
Cash paid in 2006	113,230	13,804	10,842	3,898	141,774
Equity issued	-	5,000	-	1,900	6,900
Total consideration	120,405	18,804	10,842	5,798	155,849
Net working capital	9,164	8,239	(50)	(20)	17,333
Debt acquired	-	(8,700)	-	-	(8,700)
Capital assets:					
Land	3,643	-	614	464	4,721
Plant & equipment	22,337	167	3,946	200	26,650
Landfill	71,187	-	-	-	71,187
Intangibles	34,600	-	720	1,367	36,687
Goodwill	15,239	18,956	5,700	3,825	43,720
Future income tax	(23,274)	142	-	-	(23,132)
Asset retirement obligations	(12,491)	-	(88)	(38)	(12,617)
	120,405	18,804	10,842	5,798	155,849

NOTE 4. DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of a non-core industrial onsite cleaning services operation that was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable was valued on the balance sheet at its net present value of $748. The note was repayable in equal quarterly instalments of $135 until May 31, 2007 and the balance of the note was due on June 30, 2007. The full balance of the note receivable outstanding at June 30, 2007 was received in early July. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1,500. The following table sets forth the results of operations (excluding selling, general and administration costs and divisional administration costs), associated with the operations sold, for the three and nine months ended September 30, 2006 that have been reclassified from the following accounts to earnings from discontinued operations :

	September 30, 2006	
	Three Months Ended	Nine Months Ended
Revenue	-	5,408
Operating expenses	-	4,597
	-	811
Amortization and accretion	-	21
Future income tax	-	284
Gain on disposition (net of tax)	-	(1,151)
Earnings from discontinued operations	-	1,657

NOTE 5. LONG-TERM DEBT

	September 30, 2007	December 31, 2006
Extendible term facility	230,849	166,271

On October 12, 2007 Newalta replaced its previous credit facilities (comprised of a $35,000 dollar operating facility and a $245,000 extendible term credit facility) with a $425,000 extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to provide letters of credit to third parties up to a maximum amount of $60,000. The amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime, U.S. base rate, Bankers' Acceptance ("BA") or LIBOR based rate, at the option of the Corporation. The facility bears interest at a base rate plus an increment (depending on certain criteria) as follows:

Base Rate Type	Range of increment
Prime Rate	0.0% to 1.0%
U.S. Base Rate	0.0% to 1.0%
BA Rate	0.9% to 2.0%
LIBOR Rate	0.9% to 2.0%

The facility is secured by a fixed and floating charge debenture to the lenders on the assets of the Corporation and material subsidiaries, an unlimited subsidiary guarantee from each material subsidiary of the Corporation, a limited recourse guarantee from the Fund, an assignment of insurance naming the lenders as first loss payee in relation to business interruption, property and inventory insurance and a subordination agreement.

The facility's maturity date is October 11, 2009. An extension of the credit facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At September 30, 2007, Newalta was in compliance with all covenants.

NOTE 6. FUTURE INCOME TAXES

In June 2007, Bill C-52 Budget Implementation Act, 2007 (the "New Tax Legislation") was enacted. As an existing income trust at the time of the announcement, a new distribution tax of 31.5% will apply to the Fund commencing in 2011 provided the fund does not exceed the "normal growth" restrictions as defined by the Department of Finance. As a result of the New Tax Legislation, Newalta is required to reflect any previously unrecognized temporary differences in the consolidated financial statements of the Fund. Newalta has determined that there are no unrecognized temporary differences resulting from the new tax legislation.

NOTE 7. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2005	**29,055**	**188,761**
Units issued	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	74,105
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	412	9,586
Units outstanding as at September 30, 2007 (Note 14)	**40,643**	**481,849**

On January 26, 2007, the Fund issued 3,000,000 units through a bought deal equity financing at a price of $26.10 per unit for net proceeds of $74,105 after share issuance costs of $4,195.

On March 3, 2006, the Fund issued 7,000,000 units pursuant to a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,718.

NOTE 8. RIGHTS TO ACQUIRE TRUST UNITS

On March 19, 2007, a total of 860,000 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $25.50 per unit. On May 17, 2007, a total of 110,000 rights were granted to certain officers and employees of the Corporation, at a market price of $25.19 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the three and nine months ended September 30, 2007 (nil for the same periods in 2006).

NOTE 9. EARNINGS PER UNIT

Basic per unit calculations for the three and nine months ended September 30, 2007 and 2006 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and nine months ended September 30, 2007 was 1,635 and 1,974 (705,000 for both the three and nine months periods ended September 30, 2006).

(000s)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	**2007**	2006
Weighted average number of units	**40,579**	36,734	**40,056**	34,774
Net additional units if rights exercised	**146**	545	**168**	526
Diluted weighted average number of units	**40,725**	37,279	**40,224**	35,300

NOTE 10. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	**2007**	2006
Unitholder distributions declared	**22,526**	20,405	**67,188**	55,463
per unit - $	**0.555**	0.555	**1.665**	1.585
Unitholder distributions – paid in cash	**19,211**	19,080	**56,918**	46,809
Unitholder distributions – value paid in units	**3,286**	1,296	**9,586**	6,640
paid in cash – per unit $	**0.47**	0.520	**1.42**	1.388
issued units – per unit $	**0.08**	0.035	**0.24**	0.177

NOTE 11. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	**2007**	2006
Asset retirement obligations, beginning of period	**20,715**	18,147	**18,484**	5,468
Additional retirement obligations added through acquisitions	-	126	**56**	12,617
Additional retirement obligations added through development activities	-	-	**664**	-
Additional retirement obligations added through a change of estimate	-	-	**1,182**	-
Expenditures incurred to fulfill obligations	**(333)**	(193)	**(830)**	(759)
Accretion	**434**	378	**1,260**	1,132
Asset retirement obligations, end of period	**20,816**	18,458	**20,816**	18,458

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and nine month periods ended September 30, 2007 were $140 and $422 respectively ($112 and $700 for the same periods in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and nine months ended September 30, 2007 were $226 and $1,214 respectively ($200 and $1,100 for the same periods in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Credit and Surety Bonds

At September 30, 2007, the Corporation had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $40,075 and $13,858 respectively.

NOTE 14. SUBSEQUENT EVENTS

Subsequent to September 30, 2007, Newalta entered into the following transactions:

1. On October 16, 2007, the Eastern segment completed the acquisition of Nova Pb's lead recycling facility business for total consideration of $55,500 comprised of $45,000 in cash paid at closing, $500 in cash payable in 2008 and the balance was funded through the issuance of 510,690 trust units. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest.

2. On October 22, 2007, the Fund announced the offering of $100,000 of convertible unsecured subordinated debentures (the "Debentures") on a bought deal basis. The offering is expected to close on or about November 16, 2007. The Debentures have a maturity date of November 30, 2012 and will bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture

is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering will be used to repay outstanding indebtedness of the Fund incurred to fund acquisitions and growth capital. In addition, as subordinated debt, the issuance of the Debentures, does not affect the borrowing capacity on the new amended credit facility. In addition, the underwriters of the Debentures have the option to purchase up to an additional $15,000 in debentures within thirty days of the closing.

3. On October 30, 2007, the Corporation entered into a letter agreement with J.P. Morgan Securities Inc. and CIBC World Markets Inc. (collectively, the "Agents") pursuant to which the Agents have agreed to act as placement agents, on a best efforts basis, in connection with a possible offering by the Corporation of approximately $150,000 of debt securities (the "Debt Securities") on a private placement basis. There can be no assurance that all or any portion of such private placement will be completed. Upon each issuance of Debt Securities, if any, the Corporation is required under the Credit Facility to repay and cancel a portion of the total commitment under the Credit Facility equal to the net proceeds thereof up to a maximum of $200,000.

NOTE 15. SEGMENTED INFORMATION

The Western division's 2006 comparative information in this note has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some senior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
				For the Three Months Ended September 30, 2007	
External revenue	**93,493**	**39,823**	**-**	**42**	**133,358**
Inter segment revenue[1]	**105**	**-**	**(105)**	**-**	**-**
Operating expense	**61,618**	**29,278**	**(105)**	**-**	**90,791**
Amortization and accretion expense	**5,604**	**3,184**	**-**	**2,078**	**10,866**
Net margin	**26,376**	**7,361**	**-**	**(2,036)**	**31,701**
Selling, general and administrative	**-**	**-**	**-**	**13,545**	**13,545**
Interest expense	**-**	**-**	**-**	**3,632**	**3,632**
Operating income	**26,376**	**7,361**	**-**	**(19,213)**	**14,524**
Capital expenditures and acquisitions[2]	**19,738**	**11,560**	**-**	**8,039**	**39,337**
Goodwill	**62,280**	**41,317**	**-**	**-**	**103,597**
Total assets	**561,233**	**310,799**	**-**	**36,137**	**908,169**

2006	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
				For the Three Months Ended September 30, 2006	
External revenue	95,502	24,795	-	-	120,297
Inter segment revenue[1]	-	-	-	-	-
Operating expense	57,998	16,018	-	-	74,016
Amortization and accretion expense	5,077	3,274	-	524	8,875
Net margin	32,427	5,503	-	(524)	37,406
Selling, general and administrative	-	-	-	11,182	11,182
Interest expense	-	-	-	1,378	1,378
Operating income – continuing operations	32,427	5,503	-	(13,084)	24,846
Operating income – discontinued operations	-	-	-	-	-
Capital expenditures and acquisitions[2]	12,180	25,597	-	3,872	41,649
Goodwill	53,710	23,273	-	-	76,983
Total assets	485,401	192,144	-	30,768	708,313

(1) Inter-segment revenue is recorded at market, less the costs of serving external customers.

(2) Includes capital asset additions and the purchase price of acquisitions.

(3) Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
				For the Nine Months Ended September 30, 2007	
External revenue	**257,399**	**104,735**	**-**	**655**	**362,789**
Inter segment revenue[1]	**538**	**-**	**(538)**	**-**	**-**
Operating expense	**174,397**	**79,433**	**(538)**	**-**	**253,292**
Amortization and accretion expense	**15,029**	**10,647**	**-**	**4,203**	**29,879**
Net margin	**68,511**	**14,655**	**-**	**(3,548)**	**79,618**
Selling, general and administrative	**-**	**-**	**-**	**39,070**	**39,070**
Interest expense	**-**	**-**	**-**	**8,570**	**8,570**
Operating income	**68,511**	**14,655**	**-**	**(51,188)**	**31,978**
Capital expenditures and acquisitions[2]	**42,810**	**44,447**	**-**	**17,318**	**104,575**
Goodwill	**62,280**	**41,317**	**-**	**-**	**103,597**
Total assets	**561,233**	**310,799**	**-**	**36,137**	**908,169**

	For the Nine Months Ended September 30, 2006				
			Inter-		Consolidated
	Western	Eastern	segment	Unallocated[3]	Total
External revenue	259,608	58,935	-	-	318,543
Inter segment revenue[1]	-	-	-	-	-
Operating expense	155,670	41,228	-	-	196,898
Amortization and accretion expense	15,186	7,721	-	1,435	24,342
Net margin	88,752	9,986	-	(1,435)	97,303
Selling, general and administrative	-	-	-	31,380	31,380
Interest expense	-	-	-	5,241	5,241
Operating income – continuing operations	88,752	9,986	-	(38,056)	60,682
Operating income – discontinued operations	-	1,657	-	-	1,657
Capital expenditures and acquisitions[2]	57,263	150,655	-	10,605	218,523
Goodwill	53,710	23,273	-	-	76,983
Total assets	485,401	192,144	-	30,768	708,313

(1) Inter-segment revenue is recorded at market, less the costs of serving external customers.

(2) Includes capital asset additions and the purchase price of acquisitions.

(3) Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

Clayton H. Riddell 5
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

Alan P. Cadotte
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

Ronald L. Sifton
Executive Vice President
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

Robert M. MacDonald 1, 3
Independent Businessman
Calgary, Alberta

R. Vance Milligan, Q.C. 3, 4
Partner
Bennett Jones LLP
Calgary, Alberta

Felix Pardo 1, 4
Independent Businessman
Cambridge, Massachusetts

R.H. (Dick) Pinder 1, 2
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

Gordon E. Pridham 2, 3
President
Edgewater Capital Inc.
Toronto, Ontario

Barry D. Stewart 2, 4
Independent Businessman
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Executive Vice President and
Chief Financial Officer

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Peter A. Dugandzic
Executive Vice President

J. Craig Wilkie
Executive Vice President

Jim McClimans
Vice President, Finance

Doug Pecharsky
Vice President

Thomas A. G. Watson
Vice President, Communications

Harry Wells
Vice President

Took Whiteley 6
Vice President and
General Counsel
Vice President

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Environment, Health and Safety Committee
5 Chairman of the Board
6 Corporate Secretary

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 806-7000
Fax: (403) 806-7348
www.newalta.com

Newalta has recently re-designed and expanded its website to include more detailed information on its operations. For current information and news, visit newalta.com.

Investor Relations
Anne M. MacMicken
Director, Investor Relations
Tel: (403) 806-7019
Fax: (403) 806-7032
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

File No. 82-34834



NEWALTA
Suite 1200, 333 11th Avenue SW
Calgary, Alberta, Canada T2R 1L9

TEL 403.806.7000
FAX 403.806.7348

www.newalta.com

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Ronald L. Sifton, Executive Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 8, 2007

(signed) *Ronald L. Sifton*

Ronald L. Sifton
Executive Vice President and Chief Financial
Officer of Newalta Corporation, the administrator
of Newalta Income Fund

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 8, 2007

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold in the United States of America or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Newalta Income Fund at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, T2R 1L9, telephone (403) 806-7000 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained, without charge, from the Corporate Secretary of Newalta Income Fund at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue November 9, 2007

NEWALTA

NEWALTA INCOME FUND

$100,000,000

7.0% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies for distribution 100,000 7.0% convertible unsecured subordinated debentures (the "Debentures") of Newalta Income Fund ("Newalta Fund"), an unincorporated open-end mutual fund trust established pursuant to a deed of trust dated January 16, 2003 (the "Deed of Trust") and governed by the laws of the Province of Alberta, to be offered at a price of $1,000 per Debenture. The Debentures have a maturity date of November 30, 2012 (the "Maturity Date"). The Debentures bear interest at an annual rate of 7.0% payable semi-annually in arrears on May 31 and November 30 in each year commencing May 31, 2008, including accrued interest. The Debentures are redeemable by Newalta Fund at a price of $1,000 per Debenture after November 30, 2010 and on or before November 30, 2011 (provided that the "current market price" (as defined herein) of the trust units of Newalta Fund (the "Trust Units") on the date on which the notice of redemption is given is not less than 125% of the Conversion Price (as defined below)) and at a price equal to $1,000 per Debenture after November 30, 2011 and before maturity, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Newalta Fund for redemption of the Debentures, at a conversion price of $23.00 per Trust Unit (the "Conversion Price"), subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon for the period from the date of the last interest payment thereon to the date of conversion. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding May 31 and November 30 in each year, commencing May 31, 2008, as the registers of Valiant Trust Company, as debenture trustee (the "Debenture Trustee"), will be closed during such periods. See "Details of the Offering – Conversion Privilege".

Upon the maturity or redemption of the Debentures, Newalta Fund may pay the outstanding principal of the Debentures in cash or may, at its option, on not greater than 60 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of Trust Units obtained by dividing the aggregate amount of principal of the Debentures which have matured or redeemed by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

The outstanding Trust Units of Newalta Fund are listed and posted for trading on the TSX under the symbol "NAL.UN". On October 22, 2007, the last trading day prior to the announcement of the offering (the "Offering"), the closing price of the Trust Units on the TSX was $19.34 per Trust Unit. The TSX has conditionally approved the listing of the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before January 24, 2008.

Price: $1,000 per Debenture

	Offering Price to the Public	Underwriters' Fee	Net Proceeds to Newalta Fund(1)(2)
Per Debenture	$1,000	$40.00	$960.00
Total	$100,000,000	$4,000,000	$96,000,000

Notes:

(1) Before deducting expenses of the Offering estimated at $500,000 which will be paid from the general funds of Newalta Fund.

(2) Newalta Fund has granted to the Underwriters (as defined below) an option (the "Over-Allotment Option") to purchase up to an additional 15,000 Debentures, representing up to 15% of the offering of Debentures, at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the Offering, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering price to the public, Underwriters' fee and net proceeds to Newalta Fund (before deducting expenses of the Offering) will be $115,000,000, $4,600,000 and $110,400,000 respectively. This short form prospectus also qualifies for distribution both the grant of the Over-Allotment Option and the issuance of the additional Debentures pursuant to the exercise of the Over-Allotment Option. See "Plan of Distribution".

The offering price of the Debentures offered hereunder was determined by negotiation between Newalta Corporation ("Newalta"), on behalf of Newalta Fund, and CIBC World Markets Inc., on its own behalf and on behalf of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Orion Securities Inc. (collectively, the "Underwriters"). **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. See "Risk Factors".**

Underwriters' Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-Allotment Option	15,000 Debentures	30 days following closing of the Offering	$1,000 per Debenture

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by Newalta Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters.

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on November 16, 2007 or such other date as may be agreed upon by the Underwriters and Newalta Fund provided that such date is not later than December 14, 2007. Certificates for the aggregate principal amount of the Debentures will be issued in "book-entry only" form to CDS Clearing and Depositary Services Inc. ("CDS") or its nominee and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased.

Subject to applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units or the Debentures at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. are subsidiaries of Canadian chartered banks (the "Banks") which are lenders to Newalta. Newalta has issued notes (the "Notes") to Newalta Fund on which it makes principal and interest payments. Newalta Fund

also owns all of the issued and outstanding shares (the "Common Shares") of Newalta. As a result, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. for the purposes of securities regulations in certain provinces. See "Relationship Among Newalta, Newalta Fund and the Underwriters" and "Use of Proceeds".

The after tax return from an investment in Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures to holders of Trust Units ("Unitholders") subject to Canadian federal income tax will depend, in part, on the composition for tax purposes of distributions paid by Newalta Fund (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital which reduce the Unitholder's adjusted cost base in the Trust Units for tax purposes). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders.

The specified investment flow-through ("SIFT") legislation relating to trusts and partnerships, first announced on October 31, 2006, has been enacted (see "Canadian Federal Income Tax Considerations – Specified Investment Flow-Through Legislation" and "Risk Factors – Specified Investment Flow-Through Legislation"). The SIFT legislation will impose a tax on certain income earned by a SIFT trust, as well as taxing the taxable distributions received by investors from such entities as dividends. The SIFT legislation does not change the tax treatment of distributions that are paid as a return of capital by SIFT trusts. The SIFT legislation will apply to Newalta Fund, beginning with the 2011 taxation year of the trust, provided Newalta Fund does not exceed "normal growth" as defined by guidelines issued by the Department of Finance.

A return on an investment in the Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Newalta Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Newalta Fund intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will be in accordance with the Deed of Trust and will depend on numerous factors, including the financial performance of the subsidiaries of Newalta Fund, debt obligations, working capital requirements, future capital requirements and the application of the SIFT legislation. The market value of the Trust Units may decline if Newalta Fund's cash distributions decline in the future, including as a result of the application of the SIFT legislation, which legislation could apply to Newalta Fund and its Unitholders before 2011, and that decline may be material.

In the opinion of counsel to Newalta Fund and counsel to the Underwriters, provided the Debentures and Trust Units are listed on the TSX, the Debentures and the Trust Units issuable on the conversion, redemption or maturity thereof will, at the date of issue, be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") (RRSPs, RRIFs, RESPs, and DPSPs being referred to collectively as "Exempt Plans") (other than, with respect to the Debentures, a trust governed by a DPSP to which contributions are made by Newalta Fund). See "Eligibility For Investment".

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

Neither the Debentures nor the Trust Units are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

The head and principal office of each of Newalta Fund and Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Newalta Fund filed with securities commissions or similar regulatory authorities in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of Newalta Fund for the financial year ended December 31, 2006 dated March 20, 2007 (the "AIF");

(b) Management Information Circular and Proxy Statement of Newalta Fund dated March 20, 2007 relating to the Annual and Special Meeting of Unitholders held on May 9, 2007;

(c) Audited comparative consolidated financial statements of Newalta Fund as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon;

(d) Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2006;

(e) Unaudited comparative consolidated financial statements of Newalta Fund as at and for the three and nine months ended September 30, 2007; and

(f) Management's Discussion and Analysis of Newalta Fund for the three and nine months ended September 30, 2007.

Any material change reports, except confidential material change reports, business acquisition reports, comparative interim financial statements, comparative financial statements for Newalta Fund's most recently completed financial year, together with the accompanying report of the auditors, and information circulars filed by Newalta Fund with a securities commission or similar regulatory authority of a province of Canada in which a distribution of securities is made pursuant to this short form prospectus, after the date of this short form prospectus

and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference in this short form prospectus, constitute "forward-looking statements". When used in these documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta, the subsidiaries of Newalta Fund and/or Newalta, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates and exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of Trust Unit price, insurance, future capital needs, debt service, sales of additional Trust Units, dependence on Newalta, the nature of the Trust Units, Unitholder limited liability, Canadian federal income tax considerations, redemption of Trust Units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and the factors discussed under the headings "Information Respecting Newalta Corporation and Newalta Industrial – Risk Factors Affecting the Business of Newalta" and "Information Respecting Newalta Corporation and Newalta Industrial – Risks Related to the Structure of Newalta Fund" contained in the AIF and under the heading "Risk Factors" in this short form prospectus.

Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The forward-looking statements in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Unless otherwise required by law, neither Newalta Fund nor the Underwriters intend, or assume any obligation, to update these forward-looking statements.

ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND

Newalta Fund was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta and Newalta owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("Newalta Industrial"). Each of Newalta and Newalta Industrial is governed by the *Business Corporations Act* (Alberta). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes of

Newalta. Newalta Fund participates in the cash flow from the business carried on by Newalta and Newalta Industrial through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of: (i) the interest income earned from, and the repayments of principal on, the Notes; and (ii) dividends, if any, received on, and amounts, if any, received on the repurchase of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement; and (iii) fund capital expenditures. Newalta endeavours to distribute the balance of its cash flow to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month.

BUSINESS OF NEWALTA

In this section, references to Newalta include Newalta Corporation and Newalta Industrial. Newalta is engaged in the processing and recovery of saleable products from waste materials. Since 1993, Newalta has applied and commercialized proven technologies to recover valuable products from waste, expanded its service offerings, entered new geographic markets and acquired complementary businesses. During this period, Newalta experienced greater than 30% average annual growth rate in revenue. Approximately half of this growth was attributable to acquisitions while the balance was attributable to the development of new facilities and additional services at existing facilities.

Newalta serves a broad range of national and multi-national customers and is Canada's largest provider of industrial waste management services and a leader in the recovery and recycling of valuable products from waste streams. Newalta has a diverse customer base across multiple industry sectors, including upstream oil and gas, refining, petrochemical, pulp and paper, automotive, mining, forestry, steel, transportation and manufacturing. In its two operating divisions, the Western Division ("Western") and the Eastern Division ("Eastern"), Newalta employs approximately 2,000 people in its network of over 85 facilities across Canada.

Newalta's integrated network of facilities and services provides customers with access to a wide range of service options, facility proximity, current technology, reduced costs and high standards for safety and environmental performance. A geographic (local, regional and national) and key customer account approach is taken to sales of services. The services offered in specific geographic markets are tailored to the demands of the market and utilize Newalta's operating and technical knowledge. Newalta competes with regional competitors or competitors for specific services; however, no single competitor on a national basis offers the same set of services through a network of processing, treatment and disposal facilities.

Newalta focuses on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Several technologies have been applied through operating knowledge to various waste streams to recover crude oil from oilfield waste, re-refine used lubricating oil, process wastewaters and aqueous sludges, recycle oil filters, redistill glycols and solvents and recycle frac sand and drilling mud. Technological developments have led to improved products and new market opportunities.

As a result of acquisitions completed in 2006, Newalta expanded service offerings in western Canada and reduced its exposure to commodity prices and drilling activity by extending its facility network into Ontario, Québec and Atlantic Canada. In addition, during 2006 and 2007, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Newalta anticipates revenue growth from continued market development, specific service expansions, such as onsite services, drill site services and the acquisition of complementary businesses.

Western Division

Western, consisting of the Oilfield, Drill Site and Industrial business units, currently operates a network of facilities with approximately 900 people in British Columbia, Alberta and Saskatchewan. Western is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling

services. Western (excluding the Drill Site business unit) holds an approximate 45% market share (approximately a 15% market share with respect to the Drill Site business unit) with regional competitors in each market segment, with no one competitor offering a similar integrated service package across the broad geographic market.

For the nine months ended September 30, 2007, $42.8 million was invested in Western consisting of $7.5 million in maintenance capital investments, $19.6 million in growth capital expenditures and $15.7 million in acquisition expenditures. Capital expenditures were directed at improving productivity, increasing centrifuge capacity, financing maintenance investments and expanding services for onsite processes, drill site services and landfill development.

For further details about Western, see "Information Respecting Newalta Corporation and Newalta Industrial – Western Division" in the AIF and for a summary of the service offerings of Western, see "Information Respecting Newalta Corporation and Newalta Industrial – Markets and Services" in the AIF.

Eastern Division

Eastern was established in 2006 and consists of the Ontario business unit and the Québec/Atlantic Canada business unit. Eastern operates a network of facilities with over 600 people. Eastern is also operated and managed as an integrated set of assets to provide a broad range of seamless industrial waste management and recycling services. Eastern has a market share of approximately 15% (excluding the lead recycling operations acquired from Nova Pb Inc. described below) with regional competitors in each market segment and, similar to Western, no one competitor offering a similar comprehensive integrated service package across the broad geographic market.

For the nine months ended September 30, 2007, $44.4 million was invested in Eastern consisting of $3.1 million in maintenance capital investments, $19.4 million in growth capital expenditures and $21.9 million in acquisition expenditures. Capital expenditures were directed at facility improvements, productivity and efficiency increases and service expansion.

For further details about Eastern, see "Information Respecting Newalta Corporation and Newalta Industrial – Eastern Division" in the AIF and for a summary of the service offerings of Eastern, see "Information Respecting Newalta Corporation and Newalta Industrial – Markets and Services" in the AIF.

Outlook

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 10 years. The acquisitions and capital investments completed in 2006 and 2007 expanded Newalta's geographic reach across Canada and reduced exposure to commodity prices and drilling activity. While maintaining growth in western Canada, Newalta intends to continue to exploit opportunities to improve the utilization of assets by moving additional units into areas with highest demand levels. Newalta also anticipates continuing to invest in opportunities to exploit its position in the large eastern Canadian market by capturing growth through market penetration and improving returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth. These opportunities across Canada are expected to further diversify services and capitalize on Newalta's national network, organization, infrastructure and strong customer relationships.

RECENT DEVELOPMENTS

Acquisitions During 2007

Newalta has acquired and integrated complementary businesses to expand its services and enter new geographic markets. Since 2002, Newalta has acquired 25 businesses, including the following acquisitions since January 1, 2007:

- On October 16, 2007, Eastern acquired the operating assets of Montreal, Québec-based Nova Pb Inc. ("Nova Pb") for $55.5 million, consisting of $45 million paid in cash at closing, $0.5 million payable in 2008 and the balance paid by the issuance at closing of 510,690 Trust Units. Nova Pb operates Canada's largest integrated lead battery recycling facility located on a 20 hectare (50 acre) site in Ville Ste-Catherine, Québec, on the south shore of Montreal, 12 kilometres from

Newalta's existing transfer station in Chateauguay. This facility has the capacity, with two long-body rotary kilns, to process up to 200,000 tonnes of used batteries, and can produce up to 100,000 tonnes of recycled lead, per year. Nova Pb employs 115 people on a full time basis and is a leading supplier of custom lead alloys to manufacturers of automotive and industrial batteries. Although the effective date of the transaction is November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 will be sold for the account of Nova Pb after November 1, 2007, Newalta does not anticipate receiving any revenue related to this operation prior to December 1, 2007 at the earliest.

- Western acquired all of the operating assets of New West Fluid Management Inc., a drilling waste service provider with 30 people and 12 technical field consultants located in Calgary, Edmonton and Medicine Hat, Alberta on July 5, 2007. The purchase price was $9.8 million. The acquired operations increase the customer base and market coverage into Central and Southern Alberta and South Eastern Saskatchewan. Included with the acquisition is a fleet of 15 vacuum trucks dedicated to drilling waste management.

- On June 1, 2007, Eastern acquired 100% of the operating assets of Eastern Environmental Services Ltd. for a purchase price of $9.3 million. The acquired operations include 30 people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick, and a satellite office in Bedford, Nova Scotia. These services extend Newalta's regional market coverage and provide a platform for continued growth in Atlantic Canada.

- Eastern acquired the operating assets of three private entities based in and around Pintendre (south shore of Québec City), Ville de Amqui and Rimouski, Québec for a collective purchase price of $8.1 million in cash. This acquisition closed on May 1, 2007 and adds four centrifuges to the Québec/Atlantic Canada business unit, servicing the Québec refinery and petrochemical market, a fleet of vacuum trucks and pressure washers and the operations of a household waste, small industrial waste generator and soil treatment business. Collectively, these operations add a total of 36 people.

- On May 1, 2007, Eastern acquired 100% of the operating assets of EcoloSite Inc., based in London, Ontario, for a total purchase price of $3.1 million comprised of $2.4 million in cash and the assumption of $0.7 million in debt. EcoloSite operates from one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

- Western acquired the operating assets of Panaco Fluid Filtration Systems Ltd. on April 1, 2007 for approximately $5.9 million in cash. Panaco Fluid Filtration Systems Ltd. and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries, gas plants as well as oil and gas exploration drilling locations.

Credit Facility

On October 12, 2007, Newalta, as borrower, entered into a fifth amended and restated credit agreement (the "Credit Agreement") with certain banks and financial institutions, as lenders, which provides for a $425.0 million extendible revolving credit facility (the "Credit Facility") which will be used to fund growth capital expenditures, for general corporate purposes and for the issuance of financial security to third parties. See "Material Debt".

Additional Debt Financing

Newalta Fund and Newalta may issue additional securities in the future to finance expansions and acquisitions, develop new services, respond to competitive pressures and take advantage of unanticipated opportunities. Newalta has entered into a letter agreement with J.P. Morgan Securities Inc. and CIBC World Markets Inc. (collectively, the "Agents") pursuant to which the Agents have agreed to act as placement agents, on a best efforts basis, in connection with a possible offering by Newalta of approximately $150.0 million of debt securities (the "Debt Securities") on a private placement basis. There can be no assurance that all or any portion of such private placement will be completed. Upon the issuance of Debt Securities, if any (up to a maximum of $225.0

million), Newalta is required under the Credit Facility to repay and cancel a portion of the total commitment under the Credit Facility equal to the net proceeds from the Debt Securities, up to a maximum of $200.0 million. See "Material Debt".

Potential Acquisitions

Newalta is involved in discussions concerning additional opportunities on a regular basis which individually or collectively could be material. Newalta cannot predict the outcome of the discussions but, as of the date hereof, Newalta has not reached an agreement on any material transaction.

Specified Investment Flow-Through Legislation

The SIFT legislation, first announced on October 31, 2006, has been enacted. These rules will impose a tax at the trust level on distributions of certain income from a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to Unitholders.

The new distribution tax will apply to Newalta Fund commencing in 2011 assuming Newalta Fund does not exceed "normal growth" prior to that date and distributions that have been subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for Unitholders. See "Canadian Federal Income Tax Considerations".

CASH DISTRIBUTIONS

Income of Newalta Fund, which is distributed to Unitholders, is calculated by Newalta and approved by the trustees of Newalta Fund. Newalta Fund distributes distributable income on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

The following cash and Trust Unit distributions, as the case may be, have been declared to Unitholders since January 1, 2007:

Record Date	Payment Date	Per Trust Unit ($)	Total	
			Cash Distributed ($)	Trust Units Issued(1)
January 31, 2007	February 15, 2007	0.185	6,454,140	38,251
February 28, 2007	March 15, 2007	0.185	6,454,584	38,240
March 30, 2007	April 16, 2007	0.185	6,295,658	47,220
April 30, 2007	May 15, 2007	0.185	6,357,408	44,866
May 31, 2007	June 15, 2007	0.185	6,330,525	48,258
June 29, 2007	July 16, 2007	0.185	6,352,293	46,725
July 31, 2007	August 15, 2007	0.185	6,352,523	54,459
August 31, 2007	September 17, 2007	0.185	6,505,738	53,481
September 28, 2007	October 15, 2007	0.185	6,352,320	62,345
October 31, 2007	November 15, 2007	0.185	6,076,095 (2)	-
Total		**1.85**	**63,531,284**	**433,845(2)**

Note:

(1) Represents Trust Units issued to participants in the Distribution Reinvestment Plan of Newalta Fund.

(2) Newalta Fund announced on October 15, 2007 that a monthly distribution of $0.185 per Trust Unit will be paid on November 15, 2007 to Unitholders of record on October 31, 2007. Newalta anticipates distributing $6,076,095 in cash and such number of Trust Units equivalent in value to $1,548,796 (as determined pursuant to the Distribution Reinvestment Plan of Newalta Fund immediately prior to the applicable payment date) in connection therewith on the payment date. Such number of Trust Units to be issued by Newalta Fund on November 15, 2007 will be in addition to the total number of Trust Units set forth in the table above.

USE OF PROCEEDS

The estimated net proceeds from the Offering will be $95.5 million ($109.9 million if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and expenses of the Offering, estimated to be $500,000. The net proceeds from the sale of the Debentures will be used to pay down outstanding

indebtedness under the Credit Facility borrowed to finance acquisitions and growth capital expenditures in 2007. (See "Recent Developments – Acquisitions During 2007"). See also "Relationship Among Newalta, Newalta Income Fund and the Underwriters" and "Material Debt".

After applying the net proceeds from the Offering to repay a portion of the outstanding indebtedness of Newalta, as at September 30, 2007, approximately $135.3 million of debt would have been outstanding under the Credit Facility ($180.3 million after giving effect to the acquisition of assets of Nova Pb). The unutilized capacity under the Credit Facility and undistributed cash flow will be used to fund growth capital expenditures as well as for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Newalta Fund as at September 30, 2007 and as at September 30, 2007 after giving effect to the acquisition of Nova Pb and the Offering.

Designation	Authorized	Outstanding as at September 30, 2007	Outstanding as at September 30, 2007, after giving effect to acquisition of Nova Pb and the Offering(2)
($000s, other than Trust Unit amounts)			
Credit Facility (1)	- -	$230,849	$180,349(3)
Debentures	$115,000	$nil	$93,000
Trust Units(4)	unlimited	$481,849 (40,642,593 Trust Units)	$491,849 (41,153,283 Trust Units)

Notes:

(1) Effective October 12, 2007, Newalta was provided the Credit Facility by certain Canadian chartered banks in the total principal amount of $425.0 million. The Credit Facility has been provided on an extendible revolving basis and is primarily secured by charges on all present and future property of Newalta, Newalta Fund and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta, Newalta Fund and Newalta Industrial. Borrowings under the Credit Facility may be made in either Canadian or United States dollars. The interest rates payable by Newalta under the Credit Facility vary based upon the type of borrowing and the ratio of Newalta's funded debt to its earnings before interest, taxes, depreciation and amortization.

(2) Based on the issuance of 100,000 Debentures for aggregate gross proceeds of $100.0 million less the Underwriters' fees of $4.0 million and estimated expenses of the Offering of $0.5 million for net proceeds of $95.5 million, and the computed equity component of the Debentures of $2.5 million. See "Plan of Distribution". If the Over-Allotment Option is exercised in full, an aggregate of 115,000 Debentures will be issued for aggregate gross proceeds of $115.0 million less the Underwriters' fees of $4.6 million and estimated expenses of the Offering of $0.5 million for net proceeds of $109.9 million.

(3) Represents the aggregate debt owing under the Credit Facility as at September 30, 2007 and indebtedness borrowed under the Credit Facility in connection with the acquisition of Nova Pb of $45.0 million, less the net proceeds of the Offering, excluding the Over-Allotment Option, of $95.5 million. See "Recent Developments".

(4) In addition, there were 2,366,425 rights to acquire Trust Units outstanding as at November 8, 2007 pursuant to the Trust Unit Rights Incentive Plans of Newalta Fund as described in the Management Information Circular and Proxy Statement dated March 20, 2007 of Newalta Fund.

DESCRIPTION OF TRUST UNITS

The following is a summary of the material attributes and characteristics of the Trust Units and is subject to, and qualified in its entirety by, reference to the terms of the Deed of Trust.

Each Trust Unit represents an equal undivided beneficial interest in Newalta Fund and entitles the holder to one vote at meetings of Unitholders. All Trust Units outstanding from time to time are entitled to share equally in any distributions by Newalta Fund and, in the event of termination of Newalta Fund, in the net assets of Newalta Fund.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Deed of Trust. The Deed of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of the business thereof, notice provisions and the appointment and removal of the trustees of Newalta Fund. A special resolution approved by not less than 66 ⅔% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Deed of Trust or terminate Newalta Fund. The Deed of Trust also restricts non-resident ownership of Trust Units to less than a majority of the outstanding Trust Units at any time in order for

Newalta Fund to maintain its status as a mutual fund trust under the Tax Act. See also "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership" in the AIF. The foregoing is a summary of certain provisions of the Deed of Trust. For a more complete description, reference should be made to the Deed of Trust, copies of which may be viewed at the offices of, or obtained from, Newalta Fund and are available electronically at www.sedar.com.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta Fund or Newalta. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from Newalta Fund, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Newalta Fund to maintain and grow revenues. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

Neither the Trust Units nor the Debentures are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and, in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

For a description of the material attributes and characteristics of the Debentures, see "Details of Offering".

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis for the twelve month periods ended December 31, 2006 and September 30, 2007 and are derived from audited financial information in the case of December 31, 2006 and unaudited financial information in the case of September 30, 2007. Interest expense is calculated on a pro forma basis and includes interest expense on the Debentures.

The interest expense of Newalta Fund for the twelve-month periods ended December 31, 2006 and September 30, 2007 was $7.7 million and $11.0 million, respectively. The income of Newalta Fund before interest and income tax recovery for the twelve-month periods ended December 31, 2006 and September 30, 2007 was $86.0 million and $59.0 million, respectively, for an interest coverage ratio of 11.2 times and 5.4 times, respectively. The dollar amount of the excess coverage for the twelve-month periods ended December 31, 2006 and September 30, 2007 was $78.4 million and $48.0 million, respectively.

The interest expense of Newalta Fund for the twelve-month periods ended December 31, 2006 and September 30, 2007 was $10.3 million and $13.6 million, respectively, after giving effect to the issuance of the Debentures (excluding Debentures issuable upon exercise of the Over-Allotment Option). The income of Newalta Fund before interest and income tax recovery for the twelve-month periods ended December 31, 2006 and September 30, 2007, after giving effect to the issuance of the Debentures (excluding Debentures issuable upon exercise of the Over-Allotment Option), was $75.7 million and $45.4 million, respectively, for an interest coverage ratio of 8.3 times and 4.3 times, respectively.

These interest coverage ratios reflect historical earnings and funds flow. Under generally accepted accounting principles, the Debentures are and will be classified as a liability with a portion allocated to equity related to the conversion feature and with the related interest expensed as incurred and financing charges amortized under the effective interest method. The entire amount of the annual carrying charges for the Debentures (excluding Debentures issuable upon exercise of the Over-Allotment Option) is reflected in interest expense.

MATERIAL DEBT

The Credit Facility has been made available to Newalta by certain Canadian chartered banks in the total principal amount of $425.0 million. The Credit Facility has been provided on an extendible revolving basis and is primarily secured by charges on all present and future property of Newalta, Newalta Fund and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta, Newalta Fund and Newalta Industrial. Borrowings under the Credit Facility may be made in either Canadian or United States dollars. The interest rates payable by Newalta under the Credit Facility vary based upon the type of borrowing and the ratio of Newalta's funded debt to its earnings before interest, taxes, amortization and depreciation. The Credit Agreement contains representations and warranties, covenants and events of default customary for credit facilities of this nature, including a number of financial ratio tests which generally are to be satisfied on a quarterly basis.

Newalta and Newalta Fund are in compliance with all material terms of the Credit Agreement and the Canadian chartered banks which have provided the Credit Facility have not waived any material breach by Newalta of such agreement since its execution.

The terms of the Credit Agreement and the related documents under which the Credit Facility is made available to Newalta contain provisions that ensure that the lenders thereunder have priority over the Unitholders in respect of the assets and income of Newalta and Newalta Industrial. Amounts due and owing to the lenders under the Credit Facility must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in an interruption of distributions to Unitholders. See "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta – Debt Service" as set out in the AIF, incorporated herein by reference.

As at September 30, 2007 a total of approximately $230.8 million was outstanding under the Credit Facility ($275.8 million after giving effect to the acquisition of assets of Nova Pb). The net proceeds of the Offering will be applied to repay a portion of the amount owing under the Credit Facility, and would leave a total of approximately $180.3 million outstanding under the Credit Facility following completion of the Offering (assuming no Debentures are issued under the Over-Allotment Option). It is expected that certain amendments will be made to the Credit Agreement on or prior to the Closing Date to reflect that the net proceeds of the Offering will not reduce the total amount of funds available under the Credit Facility. The Credit Facility may be redrawn upon by Newalta in the future to fund capital expenditures or for other corporate purposes.

DETAILS OF THE OFFERING

The following is a summary of the material attributes and characteristics of the Debentures and is subject to, and qualified in its entirety by, reference to the terms of the debenture indenture to be dated as of the Closing Date of the Offering between Newalta Fund and the Debenture Trustee governing the terms of the Debentures (the "Debenture Indenture") referred to below, a copy of which will be filed on SEDAR at *www.sedar.com* following closing of the Offering.

General

The Debentures will be issued under the Debenture Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $115,000,000. Newalta Fund may, however, from time to time, subject to the limitations described in the Debenture Indenture, issue additional debentures of the same series or of a different series under the Debenture Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will be dated as of the closing date of the Offering and will have a Maturity Date of November 30, 2012.

The Debentures will bear interest from the date of issue at 7.0% per annum which will be payable, subject to any applicable withholding tax, semi-annually in arrears on May 31 and November 30 in each year, commencing May 31, 2008. The first interest payment will include interest accrued from the closing of the Offering to, but excluding, May 31, 2008.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of Newalta Fund and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of Newalta Fund and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of Newalta Fund and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of Newalta Fund as described under "Subordination". The Debenture Indenture will not restrict Newalta Fund from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid, non-assessable and freely tradeable Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Newalta Fund for redemption of the Debentures, at the Conversion Price of $23.00 per Trust Unit, being a conversion rate of 43.4783 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding May 31 and November 30 in each year, commencing May 31, 2008, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) subject to (d) below, the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of Newalta Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. Newalta Fund will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units, or in the case of any consolidation, amalgamation, arrangement or merger of Newalta Fund with or into any other entity, or in the case of any sale or conveyance of the properties and assets of Newalta Fund as, or substantially as, an entirety to any other entity, or a liquidation, dissolution, winding-up or similar transaction of Newalta Fund, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction be entitled to receive the number of Trust Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction.

No fractional Trust Units will be issued on any conversion but in lieu thereof Newalta Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before November 30, 2010, except in certain limited circumstances as set forth in the Debenture Indenture. The Debentures may be redeemed after November 30, 2010 and on or before November 30, 2011, but only if the current market price of the Trust Units on the date on which the

notice of redemption is given pursuant to the Debenture Indenture is not less than 125% of the Conversion Price, and may be redeemed after November 30, 2011 and before maturity, in each case at a redemption price of $1,000 per Debenture (in each case, a "Redemption Price") plus accrued and unpaid interest thereon, if any, in whole or in part from time to time at the option of Newalta Fund on not more than 60 days and not less than 30 days prior notice.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX, if applicable.

Newalta Fund will have the right to purchase Debentures in the market, by tender or by private contract at any time subject to regulatory requirements.

Payment upon Redemption or Maturity

On redemption or at maturity, Newalta Fund will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing freely tradeable Trust Units to the holders of such Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof Newalta Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Debenture Indenture to mean the volume weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day prior to the date of determination. The volume weighted average trading price will be determined by dividing the aggregate sale price of all Trust Units sold on the TSX during the 20 consecutive trading days by the total number of Trust Units so sold.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of Newalta Fund including indebtedness to trade and other creditors of Newalta Fund. "Senior Indebtedness" of Newalta Fund will be defined in the Debenture Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of Newalta Fund (whether outstanding as at the date of the Debenture Indenture or thereafter created, incurred, assumed or guaranteed), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of Newalta Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Debenture Indenture will próvide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Newalta Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Newalta Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Newalta Fund, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that Newalta Fund will not make any payment, and the holders of the Debentures will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on

account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing and notice of such default has been given by or on behalf of the holders of Senior Indebtedness to Newalta Fund, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of Newalta Fund's subsidiaries except to the extent Newalta Fund is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. In particular, the Debentures will be effectively subordinate in right of payment to the prior payment in full of all credit facilities and other debt obligations of Newalta and other subsidiaries of Newalta Fund.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of Newalta Fund must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of Newalta Fund

Within 30 days following the occurrence of a change of control of Newalta Fund involving the acquisition of voting control or direction over 66 ⅔% or more of the outstanding Trust Units by any person or group of persons acting jointly or in concert, other than pursuant to any transaction undertaken as a consequence of the SIFT legislation in which a new parent entity is established, created, or adopted for, or in replacement of, Newalta Fund (a "Change of Control"), Newalta Fund will be required to make an offer in writing to purchase, in whole or in part, the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price").

The Debenture Indenture contains notification and repurchase provisions requiring Newalta Fund to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to Newalta Fund pursuant to the Debenture Offer, Newalta Fund will have the right to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by Newalta Fund to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, subject to regulatory approval, from time to time to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture (an "Interest Payment Date"), by delivering sufficient freely tradeable Trust Units to the Debenture Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Debenture Indenture (the "Unit Interest Payment Election"). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from Newalta Fund of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as Newalta Fund shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted Government Obligations (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted Government Obligations, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, (d) deliver proceeds to holders of Debentures sufficient to satisfy the Interest Obligation and (e) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by Newalta Fund and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole

right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from Newalta Fund attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to Newalta Fund in respect of the Interest Obligation.

Neither Newalta Fund's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to such Debentures: (a) failure for 10 days to pay interest on such Debentures when due; (b) failure to pay principal of such Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Newalta Fund specifying such default and requiring Newalta Fund to rectify the same; or (d) certain events of bankruptcy, insolvency or reorganization of Newalta Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of the Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Debentures then outstanding may, on behalf of the holders of all such Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for such Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of such Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 ⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 ⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture will provide that Newalta Fund shall not issue additional convertible debentures of senior or equal ranking to the Debentures if the principal amount of all issued and outstanding convertible debentures of Newalta Fund (including the additional debentures to be issued) exceeds 25% of the Total Market Capitalization of Newalta Fund immediately after the issuance of such additional convertible debentures. The term "Total Market Capitalization" will be defined in the Debenture Indenture as the total principal amount of all issued and outstanding debentures (including the additional debentures to be issued) of Newalta Fund which are convertible at the option of the holder into Trust Units plus the amount obtained by multiplying the number of issued and outstanding Trust Units of Newalta Fund by the current market price of the Trust Units on the relevant date.

Non-Resident Holders of Debentures

At no time may non-residents of Canada be the beneficial owners of 49% of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If Newalta Fund becomes aware that the beneficial owners of 49% or more of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, Newalta Fund shall make a public announcement thereof and shall notify the Debenture Trustee in writing and the Debenture Trustee shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, Newalta Fund determines that more than 49% of the Trust Units are held by non-residents, Newalta Fund shall send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as Newalta Fund may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided Newalta Fund with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, Newalta Fund may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The trustees of Newalta Fund have similar obligations in respect of the Trust Units.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither Newalta Fund nor the Underwriters or the Debenture Trustee will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of Newalta Fund to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) Newalta Fund or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and Newalta Fund is unable to locate a qualified successor; (d) Newalta Fund, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein) under the Debenture Indenture, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system

through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Debenture Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify the Beneficial Owners, through CDS, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter Newalta Fund will recognize the holders of such Debenture Certificates as Debenture holders under the Debenture Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on Newalta Fund and sent by prepaid mail to the registered holder by the Debenture Trustee or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS by the Debenture Trustee while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Debenture Indenture.

PLAN OF DISTRIBUTION

Under an agreement dated as of October 22, 2007 (the "Underwriting Agreement") among Newalta Fund, Newalta and the Underwriters, Newalta Fund has agreed to sell and the Underwriters have severally agreed to purchase on November 16, 2007, or such other date as may be agreed upon by Newalta Fund and Newalta on the one hand, and the Underwriters on the other hand, subject to the terms and conditions contained therein, $100,000,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture for aggregate gross proceeds of $100,000,000. In connection with the Offering, Newalta Fund has agreed to pay the Underwriters a fee of $40.00 per Debenture issued by Newalta Fund for an aggregate consideration of $4,000,000. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Debentures which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all the Debentures if any are purchased under the Underwriting Agreement. Newalta Fund has agreed to indemnify the Underwriters in certain circumstances. The offering price for the Debentures was determined by negotiation between Newalta, on behalf Newalta Fund, and CIBC World Markets Inc., on its own behalf and on behalf of the Underwriters.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about November 16, 2007 or such other date as Newalta Fund and the Underwriters may agree, but in any event, not later than December 14, 2007.

In addition, Newalta Fund has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 15,000 Debentures, representing up to 15% of the offering of Debentures, at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the offering of the Debentures, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering price to the public, Underwriters' fee and net proceeds to Newalta Fund (before deducting expenses of the Offering) will be $115,000,000, $4,600,000 and $110,400,000 respectively. This short form prospectus also qualifies for distribution both the grant of the Over-Allotment Option and the issuance of the additional Debentures pursuant to the exercise of the Over-Allotment Option.

Newalta Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Debentures or Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The TSX has conditionally approved the listing of the Debentures and the Trust Units issuable upon the conversion, redemption or maturity of the Debentures. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before January 24, 2008.

The Debentures have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States.

Newalta Fund has agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, it will not, without the prior consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units, or agree or announce any intention to do so, at any time prior to the expiry of 90 days following the closing of the Offering.

RELATIONSHIP AMONG NEWALTA, NEWALTA INCOME FUND AND THE UNDERWRITERS

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc., five of the Underwriters, are subsidiaries of the Banks, to which Newalta is presently indebted. Newalta issued the Notes to Newalta Fund and Newalta Fund owns all of the Common Shares. As a result of Newalta's indebtedness to the Banks, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. for the purposes of applicable Canadian securities legislation.

As at September 30, 2007 an aggregate of approximately $230.8 million was outstanding under the Credit Facility ($275.8 million after giving effect to the acquisition of assets of Nova Pb). Newalta has complied with the terms of the Credit Agreement governing the Credit Facility and none of the lenders thereunder have waived any breach by Newalta of such agreements since its execution. The Credit Facility is secured by, among other things, a debenture over the assets of Newalta. Neither the financial position of Newalta nor the value of the security under the Credit Facility has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Debentures hereunder and the determination of the terms of distribution were made through negotiations among Newalta, on behalf of Newalta Fund, and the Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the Offering and the terms thereof. As a consequence of the Offering, CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. will receive their respective shares of the Underwriters' fee and the Banks will receive a repayment of a portion of Newalta's outstanding indebtedness as described under "Use of Proceeds".

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units have been traded on the TSX under the symbol "NAL.UN" since March 6, 2003. The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2007				
November (1 to 8)	18.84	16.06	17.17	1,044,416
October	20.55	18.50	18.79	2,680,231
September	21.10	19.12	20.31	1,640,392
August	23.05	18.57	19.50	3,269,516
July	25.92	22.51	22.72	2,856,355
June	26.10	23.39	25.70	3,708,491
May	26.82	24.11	25.40	5,720,134
April	27.50	25.31	26.30	1,812,399
March	27.50	24.19	25.89	3,258,896
February	27.56	25.25	27.45	2,419,718
January	28.25	24.25	25.26	2,656,252

On October 22, 2007, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $19.34 per Trust Unit.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund and Stikeman Elliott LLP, counsel to the Underwriters, (collectively, "Counsel"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to purchasers of Debentures issued hereunder. This summary is only applicable to purchasers who, for the purposes of the Tax Act, deal at arm's length, and are not affiliated, with Newalta Fund and who will hold the Debentures and Trust Units issued upon conversion, redemption or maturity of the Debentures as capital property. Debentures and Trust Units will generally constitute capital property to a purchaser unless the purchaser holds the Debentures and Trust Units in the course of carrying on a business or is engaged in an adventure or concern in the nature of trade with respect to the Debentures and Trust Units.

This summary is not applicable to a purchaser: (i) that is a "financial institution", for purposes of the mark-to-market rules in the Tax Act; (ii) that is a "specified financial institution"; or (iii) an interest in which would be a "tax shelter investment", all as defined by the Tax Act. Any such purchasers should consult their own tax advisors with respect to an investment in the Debentures and the Trust Units.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, Counsels' understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposed Amendments does not take into account proposed or possible changes in law, whether by judicial or legislative action, or changes in the administrative policies and assessing practices of the CRA nor does it consider the income tax legislation of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Debentures or Trust Units. The tax considerations

applicable to a purchaser will depend on such purchaser's personal circumstances, including the legal characterization of the purchaser as an individual, corporation, trust or partnership and whether the purchaser is an Exempt Plan. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the income tax consequences associated with purchasing, holding and disposing of Debentures and Trust Units, having regard to their own particular circumstances.

Status of Newalta Fund

This summary assumes that Newalta Fund qualifies as a "mutual fund trust" (as defined by the Tax Act) on the date hereof, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in an officer's certificate, Counsel is of the view that such assumption is reasonable. In the event Newalta Fund does not qualify as a mutual fund trust, the income tax considerations to purchasers would in some respects be materially different from those described below.

Specified Investment Flow-Through Legislation

The SIFT legislation will apply a tax on certain income earned by a SIFT trust, as well as taxing the taxable distributions received by investors from the SIFT trust as dividends.

Newalta Fund will constitute a SIFT trust and, as a result, Newalta Fund and its Unitholders will be subject to the SIFT legislation commencing in 2011, subject to the comments below regarding "normal growth". It is assumed for the purposes of this summary that Newalta Fund will be characterized as a SIFT trust.

On December 15, 2006, the Department of Finance issued the Normal Growth Guidelines (the "Guidelines"). The Guidelines indicate that the 2011 date will continue to apply in respect of any SIFT trust or partnership whose equity capital grows as a result of issuances of new equity (which includes trust units and debt that is convertible into trust units and may include other substitutes for such equity) before 2011, by an amount that does not exceed the greater of $50 million and a "safe harbour" amount that is a percentage of the SIFT's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT's issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into SIFT units). For the period from November 1, 2006 to the end of 2007, the Guidelines provide that a SIFT's safe harbour will be 40% of the October 31, 2006 benchmark. Counsel has been advised that the aggregate of all offerings of Trust Units and convertible debt, including the offering made pursuant to this short form prospectus, will not exceed the applicable limit of 40% equity growth for the period from November 1, 2006 to December 31, 2007 and thus should not cause Newalta Fund to be subject to the SIFT legislation prior to 2011. It is therefore assumed, for the purposes of this summary, that Newalta Fund will not be subject to the SIFT legislation until January 1, 2011. However, if Newalta Fund issues additional Trust Units, convertible debt or other equity substitutes on or before 2011, it may become subject to the SIFT legislation prior to 2011. **No assurance can be provided that the SIFT legislation will not apply to Newalta Fund prior to 2011.**

Taxation of Newalta Fund

Subject to the SIFT legislation, in each taxation year, Newalta Fund will be subject to tax under the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders, whether paid in cash or in additional Trust Units. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Newalta Fund is the calendar year.

Newalta Fund's income for a taxation year will generally consist of: (i) interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; (ii) dividends (if any) received, or deemed to have been received, by it on the Common Shares; and (iii) any capital gains realized by it, including on the transfer of securities to a Unitholder in respect of a redemption of Trust Units. In computing its income for tax purposes, Newalta Fund may deduct reasonable administrative costs, interest, and other expenses incurred by it for the purpose of earning income and 20% of the total issue expenses of the Offering and other offerings of Trust Units or debt (pro-rated where Newalta Fund's taxation year is less than 365 days), to the extent such expenses were not otherwise deductible in a preceding taxation year.

Under the Deed of Trust, an amount equal to all of the income of Newalta Fund, together with the non-taxable portion of any net capital gains realized by Newalta Fund, but excluding capital gains arising on a distribution of securities upon a redemption of Trust Units which are payable and designated by Newalta Fund to redeeming Unitholders, will be payable in the year to the Unitholders by way of cash distributions or, in certain circumstances specified in the Deed of Trust, by the issuance of additional Trust Units. Subject to the SIFT legislation, income of Newalta Fund payable to Unitholders, whether in cash or additional Trust Units, will generally be deductible by Newalta Fund in computing its taxable income. The Deed of Trust provides that any capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units may be designated as a capital gain payable to the redeeming Unitholder, and the taxable portion thereof must be included in computing the income of the redeeming Unitholder and will be deductible by Newalta Fund.

The Deed of Trust permits Newalta Fund to make various elections to tax income or capital gains distributed to Unitholders in Newalta Fund in circumstances, for example, where Newalta Fund has non-capital loss carry forwards or capital loss carry forwards that can be deducted against any such amounts. Counsel has been advised that it is expected that, subject to application of the SIFT legislation, Newalta Fund will generally not be liable for any material amount of income tax under Tax Act in respect of any taxation year.

Under the SIFT legislation, after 2010 (or earlier, if Newalta Fund exceeds "normal growth"), Newalta Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties); and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust where the dividends could have been deducted if the SIFT trust were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT trust itself; (ii) a property that the SIFT trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10% of the subject entity's equity value or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT trust's equity value. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. It is expected that the Common Shares and Notes will be non-portfolio properties. Income which a SIFT trust is unable to deduct in accordance with the foregoing restrictions will be taxed at a rate of 31.5%.

Taxation of Holders Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a "Resident Holder"). Certain Resident Holders, whose Debentures or Trust Units might not otherwise be capital property, may, in certain circumstances, be entitled to have such securities and all other "Canadian securities", as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders interested in making this election should consult their own tax advisers, having regard to their own particular circumstances.

Debenture Holders

A Debenture holder that is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to the holder to the end of that taxation year or that becomes receivable by or is received by the holder before the end of that taxation year, except to the extent that the holder included that interest in computing its income for a preceding taxation year.

Any other holder will be required to include in computing its income for a taxation year all interest on the Debentures received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the holder included that interest in income for a preceding taxation year. Such a holder will also be required to include in income, for any taxation year that includes an "anniversary date" (as defined in the Tax Act) of the Debentures held by such holder, any interest or amount that is considered for the purposes of the Tax Act to be interest on the Debentures which accrues to the holder to the end

of such day, to the extent that such interest was not otherwise included in computing the holder's income for the year or a preceding year.

A holder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, is liable to pay an additional refundable tax of 6⅔% on investment income, which generally includes interest income.

A Debenture holder who converts a Debenture into Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below. The cost to the holder of the Trust Units so acquired will be equal to the fair market value thereof at the time of acquisition, and must be averaged with the adjusted cost base of all other Trust Units held as capital property for the purpose of calculating the adjusted cost base of such Trust Units to the holder. Upon such a disposition, interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

If Newalta Fund repays a Debenture and the holder does not exercise the conversion privilege prior to such repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such repayment. If the holder receives Trust Units on repayment, the holder will be considered to have realized proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of fractional units. The holder may realize a capital gain or capital loss computed as described below. The cost to the holder of the Trust Units so received will be equal to the fair market value thereof at the time of receipt, and must be averaged with the adjusted cost base of all other Trust Units held as capital property for the purpose of calculating the adjusted cost base of such Trust Units to the holder.

A disposition or deemed disposition by a Debenture holder will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture. Capital gains and losses realized by a Debenture holder generally will be subject to tax under the Tax Act in the manner described below under "Taxation of Capital Gains and Losses".

Unitholders

Subject to the SIFT legislation, a Unitholder will generally be required to include in income for a particular taxation year the portion of income of Newalta Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether paid in cash or in additional Trust Units. Any deduction or loss of Newalta Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders. Pursuant to the SIFT legislation, after 2010 (or earlier, if Newalta Fund exceeds "normal growth") taxable distributions from Newalta Fund received by investors and paid from Newalta Fund's after-tax income would generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable capital gains and taxable dividends received from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act.

Amounts that are treated as taxable dividends paid by a taxable Canadian corporation will be subject, among other things, to the normal gross-up and dividend tax credit provisions applicable in respect of Unitholders that are individuals, the refundable tax under Part IV of the Tax Act in respect of Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. Provided the appropriate designation is made by Newalta Fund, such dividends will

be deemed to be "eligible dividends" and would benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.

The non-taxable portion of net realized capital gains (being one-half thereof) of Newalta Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of Newalta Fund that is paid or payable by Newalta Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount was either included in the income of the Unitholder as described above or was the Unitholder's share of the non-taxable portion of the net capital gains of Newalta Fund, the taxable portion of which was designated by Newalta Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain in the year such negative amount arises and is added to the adjusted cost base of such Trust Units.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by Newalta Fund that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of such Trust Units and any reasonable costs of disposition.

A Unitholder which is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax of 6 ⅔% in respect of its aggregate investment income for the year, which will include substantially all the income, other than taxable dividends, distributed to the Unitholder by Newalta Fund. Net income of Newalta Fund paid or payable to a Unitholder who is an individual, that is deemed to be or designated as taxable dividends or as net realized taxable capital gains, may be subject to alternative minimum tax, depending on the Unitholder's circumstances.

Pursuant to the Deed of Trust, the Trustees are permitted, in certain circumstances, to transfer securities held by Newalta Fund to a Unitholder on a redemption of Trust Units in an amount equal to the fair market value of the redeemed Trust Units as determined by the Trustees. If Newalta Fund satisfies a redemption of Trust Units by transferring securities, the proceeds of disposition to a Unitholder on such redemption will generally equal the fair market value of the securities transferred less the capital gain realized by Newalta Fund on the disposition of such securities (which capital gain will be designated and made payable by Newalta Fund to the redeeming Unitholder), and in the case of Notes (or other indebtedness), the amount of accrued interest thereon. Where a capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units has been designated and made payable by Newalta Fund to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. The cost of securities to a Unitholder acquired in respect of such redemption will generally be equal to the fair market value of the securities on the date of transfer, less, in the case of a transfer of Notes (or other indebtedness), the amount of accrued interest thereon. Subsequently, a Unitholder will be required to include in income interest on the Notes (or other indebtedness) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income accrued interest on the Notes (or other indebtedness) up to the date of transfer, an offsetting deduction is available. Unitholders should consult their own tax advisors on the tax consequences of acquiring, holding and disposing of any securities acquired from Newalta Fund on a redemption of Trust Units, having regard to their own particular circumstances.

Exempt Plans (and the annuitants of such plans) who redeem their Trust Units in circumstances which entitle them to securities held by Newalta Fund should consult their own tax advisors with regard to whether the securities which they receive will constitute a qualified investment for such Exempt Plans. If such securities do not constitute a qualified investment for an Exempt Plan, adverse tax consequences can result. For example, where a trust governed by a RRSP or RRIF acquires securities which are not a qualified investment, the value of such securities will be included in the income of the annuitant in the year of acquisition. Also, trusts governed by RESPs can have their registration revoked by the CRA if they acquire securities which are not a qualified investment.

Capital gains and losses realized by a Unitholder generally will be subject to tax under the Tax Act in respect of any such capital gain in the manner described below under "Taxation of Capital Gains and Losses". Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, any capital loss arising on the disposition will generally be reduced by the amount of distributions designated as taxable

dividends previously distributed to the Unitholder except to the extent that a loss on the previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year must be included in the holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year may be deducted from taxable capital gains realized by the holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A holder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by a holder who is an individual may give rise to a liability for alternative minimum tax.

Taxation of Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act, is not and is not deemed to be, resident in Canada, does not use or hold the Debentures or the Trust Units in a business carried on in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Debenture Holders

A Non-Resident Holder of a Debenture will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. A Non-Resident Holder of a Debenture resident in the United States who is entitled to claim the benefit of the *Canada-United States Income Tax Convention, (1980)*, as amended (the "Canada-US Tax Treaty") will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity will be deemed to be interest for Canadian withholding tax purposes.

On September 21, 2007, Canada and the United States entered into a protocol to the Canada-US Tax Treaty that provides for the elimination of Canadian withholding tax on interest beneficially owned by a person who is a resident of the United States for purposes of the Canada-US Tax Treaty. The protocol will be effective, other than with respect to a beneficial owner who is related (within the meaning of the Canada-US Tax Treaty) with the payor, with respect to withholding tax on interest on the first day of the second month beginning after the later of January 1, 2008 and the later of the dates on which Canada or the United States notifies the other country that the protocol has been ratified.

Pursuant to other Proposed Amendments, interest paid or credited on the Debentures to any Non-Resident Holder who deals at arm's length (within the meaning of the Tax Act) with Newalta Fund will be exempt from Canadian withholding tax commencing on the date that the exemption under the Canada-US Tax Treaty comes into effect, as described above. Such exemption will not require that the Non-Resident Holder be a resident in a treaty country.

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or maturity, will not give rise to any capital gains subject to tax under the Tax Act provided that the Debenture does not constitute "taxable Canadian property" to the Non-Resident Holder within the meaning of the Tax Act. Generally, if Newalta Fund is a mutual fund trust for purposes of the Tax Act on the date of disposition, a Debenture will not constitute taxable Canadian property to a Non-Resident Holder at the time of the disposition or deemed disposition thereof unless the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act) or the Non-Resident Holder together with such persons owned 25% or more of the Trust Units at any time during the 60 month period immediately preceding the disposition.

If a Debenture is sold or transferred by a Non-Resident Holder to a purchaser that is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture, the portion of the purchase or transfer price attributable to such accrued interest may be deemed to be interest, and, subject to the Proposed Amendments described above, there may be liability on the part of the purchaser to remit withholding tax on such deemed interest (and any other amounts deemed to be interest) under the Tax Act.

The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures, including a conversion, is complex, and in some circumstances unclear. Non-Resident Holders who sell or transfer Debentures should consult their own tax advisors as to whether any withholding obligation applies.

Unitholders

Subject to the SIFT legislation, all income of Newalta Fund determined in accordance with the Tax Act (except taxable capital gains) paid or credited by Newalta Fund in a taxation year to a Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under an applicable tax treaty, whether such income is paid or credited in cash or in Trust Units. The rate of Canadian withholding tax generally is reduced to 15% in respect of amounts that are paid or credited by Newalta Fund to a Non-Resident Holder that is a resident of the United States for the purposes of the Canada-US Tax Treaty. Under the SIFT legislation, after 2010 (or earlier, if Newalta Fund exceeds "normal growth"), such distributions will be characterized as taxable dividends and will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Non-Resident Holder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Treaty will generally be entitled to have the rate of withholding tax reduced to 15%.

Newalta Fund is required to maintain a special "TCP gains balance" account to which it will add its capital gains from dispositions after March 22, 2004 of "taxable Canadian property" (as defined in the Tax Act), and from which it will deduct its capital losses from dispositions of such property and the amount of all "TCP gains distributions" (as defined in the Tax Act) made by it in previous taxation years. If Newalta Fund pays an amount to a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain of the Non-Resident Holder and the total of all such amounts designated by Newalta Fund in a taxation year to Non-Resident Holders and any partnerships which are not "Canadian partnerships" for the purposes of the Tax Act exceeds 5% of all such designated amounts, such portion of that amount as does not exceed the Non-Resident Holder's *pro rata* portion of Newalta Fund's "TCP gains balance" account (as defined in the Tax Act) for the taxation year effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). If a Non-Resident Holder realizes a capital loss on the disposition of a Trust Unit in a particular taxation year and files a special tax return on or before such Non-Resident Holder's filing due date for such taxation year, the Non-Resident Holder may be entitled to receive a refund of all or a portion of such tax.

A Non-Resident Holder will be subject to taxation in Canada in respect of a capital gain realized on the disposition of Trust Units only if such units constitute "taxable Canadian property", as defined in the Tax Act, and the Non-Resident Holder is not afforded relief under an applicable income tax treaty. Trust Units will normally not be taxable Canadian property at the time of the disposition provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the time of the disposition (ii) Newalta Fund is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder whose Trust Units constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the redemption or disposition of such Trust Units equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of such Non-Resident Holder's adjusted cost base of its Trust Units so disposed, determined immediately before the redemption or disposition, and any reasonable costs of disposition, and generally will be subject to tax under the Tax Act in respect of any such capital gain in the same manner as a Resident Holder (see above under "Taxation of Capital Gains and Losses").

If a Non-Resident Holder disposes of taxable Canadian property, the Non-Resident Holder is required to file a Canadian income tax return for the taxation year in which such disposition occurs.

RISK FACTORS

A prospective purchaser of Debentures should carefully consider the information described in the Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2006 and for the three and nine months ended September 30, 2007 as well as information described under the headings "Information Respecting Newalta Corporation and Newalta Industrial - Risk Factors Affecting the Business of Newalta" and "Information Respecting Newalta Corporation and Newalta Industrial - Risks Related to the Structure of Newalta Fund" set forth in the AIF, all of which is incorporated by reference in this short form prospectus. In addition to the foregoing, prospective purchasers of Debentures should consider the other information set forth below or contained elsewhere in this short form prospectus and in the documents incorporated by reference. In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc.

Market for Securities

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of Newalta Fund. The Debentures will also be effectively subordinate to claims of creditors of Newalta Fund's subsidiaries except to the extent Newalta Fund is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

The Debenture Indenture will not limit the ability of Newalta Fund to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions, except insofar as issuances of additional convertible debentures of senior or equal ranking to the Debentures cannot result in the total principal amount of all issued and outstanding convertible debentures exceeding 25% of the Total Market Capitalization of Newalta Fund immediately after such additional issuance. The Debenture Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Newalta Fund.

Possible Dilutive Effects on Holders of Trust Units

Newalta Fund may determine to redeem outstanding Debentures for Trust Units or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Trust Units. Accordingly, holders of Trust Units may suffer dilution. See "Details of the Offering – Payment upon Redemption or Maturity".

Commodity Prices and Exchange Rates

As a result of its recent acquisition of the assets of Nova Pb, Newalta owns Canada's largest integrated lead battery recycling facility which sells recycled lead alloys to the automotive and industrial battery manufacturing industries. The primary source of raw material for this business is waste lead acid batteries that are purchased from a diversified network of scrap dealers, waste collectors and battery manufacturers. The cost of the waste batteries will fluctuate in relation to lead prices. The business of Newalta is therefore directly affected by fluctuations in the price of lead which are affected by events beyond Newalta's control.

Newalta is also subject to foreign currency risks and foreign exchange exposure as an increasing portion of Newalta's operations are being conducted in the United States. Fluctuations in the Canada/U.S. exchange rate increase the risks that Newalta may experience from foreign exchange fluctuations and may have an adverse effect on Newalta's business and results of operations.

Specified Investment Flow-Through Legislation

It is expected that the SIFT legislation will subject Newalta Fund to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to Unitholders. Newalta Fund estimates that the SIFT legislation will, commencing on January 1, 2011, reduce the amount of cash available

to Newalta Fund to distribute to its Unitholders by an amount equal to 31.5% of the pre-tax income available for distribution by Newalta Fund. A reduction in distributions could adversely affect the value of the Trust Units. A reduction in the value of the Trust Units would be expected to increase the cost to Newalta Fund of raising capital in the public capital markets. There can be no assurance that Newalta Fund will be able to reorganize its legal and tax structure to reduce the expected impact of the SIFT legislation. In addition, there can be no assurance that Newalta Fund will be able to maintain its grandfathered status under the SIFT legislation until 2011. If Newalta Fund exceeds "normal growth" during the transitional period from October 31, 2006 to December 31, 2010, the SIFT legislation would become effective on a date earlier than January 1, 2011. Loss of grandfathered status could have a material and adverse effect on the value of the Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, provided the Debentures and Trust Units are listed on the TSX, the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures will, at the date of issue, be qualified investments for trusts governed by Exempt Plans (other than, with respect to the Debentures, a trust governed by a DPSP to which contributions are made by Newalta Fund).

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Units will be passed upon by Bennett Jones LLP on behalf of Newalta Fund and Newalta and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, partners and associates of Bennett Jones LLP and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

MATERIAL CONTRACTS

The following contracts may be material to an investor in Debentures:

(a) the Deed of Trust;

(b) the note indenture between Newalta and Valiant Trust Company governing the issuance of the Notes;

(c) the Underwriting Agreement;

(d) the Debenture Indenture; and

(e) the Credit Agreement.

Copies of each of the foregoing agreements may be inspected during regular business hours at the offices of Newalta Fund, at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, until the expiry of the 30-day period following the date of this short form prospectus. Copies of each of the foregoing agreements are (or, in the case of the Debenture Indenture, will, following closing of the Offering ,be) available on www.sedar.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Newalta Fund to which Newalta Fund or Newalta is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to Newalta Fund or Newalta to be contemplated.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Newalta Income Fund ("Newalta Fund") dated November 9, 2007 qualifying the distribution of 100,000 7% convertible unsecured subordinated debentures of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of Newalta Fund on the consolidated balance sheets of Newalta Fund as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report was dated February 23, 2007.

Calgary, Alberta
November 9, 2007

(SIGNED) Deloitte & Touche LLP
Chartered Accountants

CERTIFICATE OF NEWALTA INCOME FUND

November 9, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NEWALTA INCOME FUND by
NEWALTA CORPORATION, as Administrator

(SIGNED) Alan P. Cadotte
President and Chief Executive Officer

(SIGNED) Ronald L. Sifton
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(SIGNED) Robert M. MacDonald
Director

(SIGNED) Clayton H. Riddell
Director

CERTIFICATE OF THE UNDERWRITERS

November 9, 2007

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

(SIGNED) Michael W. de Carle

RBC DOMINION SECURITIES INC.

(SIGNED) Darrell Law

BMO NESBITT BURNS INC.

(SIGNED) Danny C. Mah

SCOTIA CAPITAL INC.

(SIGNED) Anthony Aulicino

TD SECURITIES INC.

(SIGNED) Alec W. G. Clark

NATIONAL BANK FINANCIAL INC.

(SIGNED) Vanessa A. Stockbrugger

ORION SECURITIES INC.

(SIGNED) Scott P. Hayduk

File No. 82-34834

NEWALTA

File No. 82-34834

STIKEMAN ELLIOTT

Barristers & Solicitors

4300 Bankers Hall West. 888 - 3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www stikeman com

Direct: (403) 266-9000
Fax: (403) 266-9034

DELIVERED BY SEDAR November 9, 2007

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers

CONSENT

Dear Sirs:

**Re: Newalta Income Fund
Final Short Form Prospectus dated November 9, 2007**

We refer to the final short form prospectus dated November 9, 2007 (the "**Prospectus**") of Newalta Income Fund (the "**Fund**") relating to the issuance and sale of trust units of the Fund.

We hereby consent to the references to our firm name, and to the reference to our opinions, on the cover page of the Prospectus and under the headings "Canadian Federal Income Tax Considerations" and "Legal Matters".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we provided in connection with such opinions.

This letter is solely for the information of the addressees set forth above in connection with the Prospectus and is not to be relied upon by any other party or for any other purpose.

Yours truly,

Stikeman Elliott LLP

Stikeman Elliott LLP

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

370157 v1

Bennett Jones

November 9, 2007

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of Newalta Income Fund

We refer to the final short form prospectus of Newalta Income Fund (the "Fund") dated November 9, 2007 (the "Prospectus"), relating to the offering of $100,000,000 aggregate principal amount 7.0% convertible unsecured subordinated debentures of the Fund.

We hereby consent to being named in the Prospectus as counsel to the Fund and to the references to Bennett Jones LLP on page (ii) of the Prospectus and under the headings "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

Pursuant to subsection 4.4(2) of National Instrument 44-101, we confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to under "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that are within our knowledge as a result of our participation in the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

"Bennett Jones LLP"

File No. 82-34834

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

November 9, 2007

To : Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec

Dear Sirs/Mesdames:

RE: Newalta Income Fund (the "Fund")

We refer to the short form prospectus of the Fund dated November 9, 2007 qualifying the distribution of $100,000,000 aggregate principal amount 7.0% convertible unsecured subordinated debentures.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 23, 2007 to the unitholders of the Fund on the following financial statements:

- Consolidated balance sheets as at December 31, 2006 and 2005; and
- Consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2006 and 2005.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

END